Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

CRYSTAL ACQUISITION COMPANY, INC.,

CRYSTAL MERGER SUB, INC.

and

TMS INTERNATIONAL CORP.

Dated as of August 23, 2013

i

ii

Exhibits

Exhibit 2.05(b)	By-Laws of the Surviving Corporation
Exhibit A	Equity Commitment Letters
Exhibit B	Debt Commitment Letter
Exhibit C	Limited Guaranties
Exhibit D	Form of Stockholder Written Consent

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of August 23, 2013 (this “Agreement”), is by and among CRYSTAL ACQUISITION COMPANY, INC., a Delaware corporation (“Parent”), CRYSTAL MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”), and TMS INTERNATIONAL CORP., a Delaware corporation (the “Company”).

Each of Parent, Sub and the Company are referred to herein as a “party” and together as the “parties”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I.

R E C I T A L S

WHEREAS, the respective boards of directors of each of Parent, Sub and the Company have unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of their respective stockholders and (ii) approved this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, the Board of Directors has unanimously recommended that the Company’s stockholders adopt this Agreement.

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and Sub have entered into a Support Agreement with the Principal Stockholders (the “Support Agreement”), pursuant to which the Principal Stockholders agree, among other things, (i) to refrain from voting with respect to any other Acquisition Proposal, (ii) not to sell, transfer or encumber their shares of Company Common Stock and (iii) not to solicit or hire certain employees of the Company and its Subsidiaries, in each case as set forth in the Support Agreement.

WHEREAS, after the Stockholder Approval is obtained and subject to the satisfaction or waiver of the other conditions set forth in this Agreement, at the Effective Time, Sub will merge with and into the Company, with the Company continuing as the surviving corporation of the merger (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 3.01, each issued and outstanding share of Company Common Stock immediately prior to the Effective Time will be cancelled and converted into the right to receive the Merger Consideration.

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

A G R E E M E N T

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” means, as to any Person, any other Person that, directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of voting interests, by Contract or otherwise.

(b) “Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to the Company or any of its Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official, foreign government employee or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

(c) “Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, Council Regulation 139/2004 of the European Union, and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, anti-competitive agreements, abuse of dominant market positions and structural changes brought about through mergers, acquisitions and joint ventures.

(d) “Board of Directors” means the Board of Directors of the Company.

(e) “Business Day” means any day other than a Saturday, a Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law or executive order to be closed.

(f) “CBA” means a collective bargaining agreement or similar Contract with any labor union or association representing employees of the Company or any of its Subsidiaries.

(g) “Class A Common Stock” means the Company’s Class A Common Stock, $0.001 par value per share.

(h) “Class B Common Stock” means the Company’s Class B Common Stock, $0.001 par value per share.

(i) “Code” means the Internal Revenue Code of 1986, as amended.

(j) “Company Common Stock” means the Class A Common Stock and Class B Common Stock.

(k) “Company Incentive Plan” means the TMS International Corp. Long-Term Incentive Plan, as amended from time to time.

(l) “Company Material Adverse Effect” means any change, effect, occurrence, state of facts or event that, individually or in the aggregate with all other changes, effects, occurrences, states of facts or events, has had a material adverse effect on the business, condition (financial or otherwise) or results of operation of the Company and its Subsidiaries taken as a whole; provided, that none of the following shall either alone or in combination (or the effects or consequences thereof) constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect: (A) any change, effect, event or occurrence to the extent arising out of or resulting from (i) general economic, credit, capital or financial markets or political conditions in the United States or elsewhere in the world, including with respect to interest rates or currency exchange rates, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (iii) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster, (iv) any change in applicable Law or GAAP (or any judicial, administrative or other authoritative interpretation or enforcement thereof), or (v) general conditions in or affecting any of the industries in which the Company and its Subsidiaries primarily operate, (B) any failure, in and of itself, by the Company to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, predictions of earnings or predictions of other financial or operating metrics, provided, however, that the underlying facts and causes of any such failure shall not be excluded by this clause (B), (C) any change in the market price or trading volume of the Class A Common Stock or the credit rating of the Company, provided, however, that the underlying facts and causes of any such change shall not be excluded by this clause (C), (D) any change, effect, event or occurrence to the extent arising out of or resulting from the announcement or pendency of this Agreement and the Transactions, or the consummation of the Merger or the other Transactions contemplated hereby (other than for purposes of any representation or warranty contained in Section 4.05), including without limitation the impact thereof on the relationships of the Company or any of its Subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom the Company or any of its Subsidiaries has any material business relationship, (E) any action taken by the Company or its Subsidiaries with Parent’s prior written consent or otherwise expressly required by this Agreement, (F) any change, effect, event or occurrence to the extent arising out of or resulting from any legal claims or other proceedings made by any of the Company’s shareholders (on their own behalf or on behalf of the Company) arising from allegations of a breach of fiduciary duty relating to this Agreement, the Merger or any of the Transactions, or (G) the identity of Parent, Sub or their respective Affiliates, except in the cases of clauses (A) (i), (ii), (iv) or (v), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries primarily operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

(m) “Company Stock Option” means any option to purchase shares of Company Common Stock granted under the Company Incentive Plan.

(n) “Confidentiality Agreement” means the confidentiality agreement, dated as of July 3, 2013 by and between The Pritzker Organization, LLC and the Company.

(o) “Contract” means any contract, agreement, license, note, bond, mortgage, guarantee, indenture, commitment, lease or other instrument or obligation, whether written or oral.

(p) “Credit Agreements” means (i) the Credit Agreement, dated as of March 20, 2012, among Tube City IMS Corporation, as borrower, Metal Services Holdco, LLC and Tube City IMS, LLC, as guarantors, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, as amended by Amendment No. 1, dated as of March 21, 2013 and (ii) the Credit Agreement, dated as of December 15, 2011, among Tube City IMS Corporation, certain subsidiaries of Tube City IMS Corporation from time to time party thereto as borrowers, the guarantors from time to time party thereto, the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.

(q) “Criminal Penalty” means any (a) criminal penalty, criminal fine or other criminal liability, in each case, imposed upon, or that would reasonably be expected to be imposed upon, the Company, any of the Company’s Subsidiaries or any of their respective directors, officers or employees requiring payment that is material to the Company and its Subsidiaries or (b)(x) felony criminal jail sentence as to matters over which the United States has jurisdiction or (y) criminal jail sentence involving incarceration of more than one (1) year as to matters over which jurisdiction is wholly outside of the United States.

(r) “Damages” means any and all losses, liabilities, claims, demands, judgments, damages, fines, suits, actions, costs and expenses (including fees and expenses of counsel).

(s) “Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(t) “Government Official” means (i) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned or controlled by any Governmental Entity.

(u) “Governmental Entity” means any national, supranational, state, provincial or local, whether domestic or foreign, government, any subdivision, agency, commission or authority thereof, any court of competent jurisdiction, any arbitral body or any administrative, regulatory (including any stock exchange) or other agency, commission, or authority.

(v) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(w) “Indebtedness” means, with respect to any Person, without duplication, other than trade payables entered into in the ordinary course of business, (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practice), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practice), (vi) any obligations of such Person under any lease of property, real or personal, which obligations are required to be classified as capital leases in accordance with GAAP, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof), (ix) all letters of credit or performance bonds issued for the account of such Person and (x) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person other than a wholly-owned Subsidiary of such Person.

(x) “Intellectual Property” means all intellectual property including such rights in and to: (i) any patent, invention (whether or not reduced to practice or patentable), trademark and service mark (including any trade dress, logo and any other indicia of origin and the goodwill of any business symbolized thereby), trade name, Internet domain name, copyright and copyrightable work (whether or not registered), design and trade secret, (ii) any application for and registration, issuance and renewals of any of the foregoing, (iii) lists (including customer and vendor lists), data, databases, processes, formulae, methods, specifications, schematics, plans, studies, technology, know-how, improvements, web site and other content, computer software programs and related documentation, and other confidential or proprietary data and information, and (iv) computer software, data and databases including, but not limited to, object code, source code, operating and other systems, tools, firmware, related documentation and all copyrights therein.

(y) “IRS” means the United States Internal Revenue Service.

(z) “Knowledge of the Company” means the actual knowledge of any of the persons set forth in Section 1.01(z) of the Company Disclosure Schedule.

(aa) “Law” means any supranational, federal, national, state, provincial or local constitution, statute, law (including common law), treaty, ordinance, code, rule or regulation of any Governmental Entity.

(bb) “Lender Parties” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or any other financing (other than the Equity Financing) in connection with the Transactions (other than Parent, Sub and their respective Affiliates), including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ Representatives and their respective successors and assigns.

(cc) “Management Level Employee” means the Chief Executive Officer and President of the Company and any employee (excluding administrative personnel) of the Company or any of its Subsidiaries who is a direct report of the Chief Executive Officer and President of the Company in his capacity as such.

(dd) “Marketing Period” means the first period of 15 consecutive Business Days after the date of this Agreement throughout and at the end of which Parent shall have all of the Marketing Materials, during which period the financial statements required to be provided pursuant to clauses (A) and (B) of the definition of “Marketing Materials” shall remain compliant with the applicable requirements set forth in the definition of “Marketing Materials” set forth in Section 6.11(c); provided, however, that (i) November 29, 2013 shall not count in determining such 15 consecutive Business Day period and (ii) if such 15 consecutive Business Day period were to commence but not be completed on or before December 20, 2013, then such period shall not commence until after January 6, 2014; and provided, further, that the Marketing Period shall not be deemed to have commenced (A) prior to the mailing by the Company of the Information Statement or Proxy Statement, as applicable, to its stockholders in accordance with Section 6.04(d) and/or (B) if (1) prior to the completion of the Marketing Period, Ernst & Young LLP shall have withdrawn its audit opinion with respect to the most recent audited financial statements included in the SEC Documents or (2) the financial statements included in the Marketing Materials that are available to Parent on the first day of the Marketing Period would not be sufficiently current on any day during the Marketing Period to satisfy the requirements of Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement of a non-accelerated filer on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until receipt by Parent of updated Marketing Materials that would be required under Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement of a non-accelerated filer on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such new 15 consecutive Business Day period; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated (with an understanding that, if any portion of such Debt Financing has been funded into escrow, such portion of the Debt Financing shall not be deemed to have been consummated until the date on which such funds have been or will be released from escrow).

(ee) “Material Subsidiary” means each Subsidiary of the Company set forth on Section 1.01(ee) of the Company Disclosure Schedule.

(ff) “NYSE” means the New York Stock Exchange.

(gg) “Order” means any judgment, order, injunction, decree or ruling of any Governmental Entity.

(hh) “Ordinary Course CBA” means a CBA entered into in the ordinary course of business consistent with past practices; provided, however, that any such CBA shall not be considered an “Ordinary Course CBA” if (x) in the case of the renewal upon expiration of an existing CBA, such renewal is made on terms and conditions which include any inflation or cost of living increases in compensation and other benefits that in the aggregate exceed five percent (5%) per annum and (y) in the case of a new CBA resulting from a new site, service, location, customer Contract or unionization of employees, such new CBA requires the Company or any of its Subsidiaries to assume any material liabilities in respect of periods prior to the date of such CBA.

(ii) “Organizational Documents” means (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the operating agreement and the certificate of formation of any limited liability company; (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person in any jurisdiction; and (vi) any amendment, supplement or modification to any of the foregoing.

(jj) “Permitted Liens” means any (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (ii) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained on the financial statements of the Company and its Subsidiaries in accordance with GAAP, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property, (iv) Liens (other than liens securing Indebtedness), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation or marketability of the assets to which they relate, (v) Liens arising or incurred pursuant to the documents set forth on Section 1.01(jj) of the Company Disclosure Schedule, (vi) zoning, building and other similar codes and regulations imposed by any Governmental Entity having jurisdiction over any portion of the real property subject thereto which are not violated in any material respect by the current use and operation of such real property, (vii) prior to the Closing, Liens arising under the Credit Agreements (it being understood that such Liens shall be released at Closing), (viii) rights of customers to require the purchase or sale of assets in connection with the expiration or other termination of a Contract (or a service or site thereunder) entered into in the ordinary course of business with such customer and (ix) Liens on fixed assets securing capital leases or purchase money Indebtedness not in default and that, in the case of purchase money Indebtedness existing as of the date hereof, has been disclosed or is not required to be disclosed pursuant to Section 4.11(a)(ii)(A) or, in the case of purchase money Indebtedness incurred after the date hereof, is permitted to be incurred pursuant to Section 6.01(k)(i) of this Agreement.

(kk) “person” or “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity.

(ll) “Principal Stockholders” means (i) Onex Corporation, (ii) Onex Partners II LP, (iii) 1597257 Ontario Inc., (iv) Onex Partners II GP LP, (v) Onex US Principals LP and (vi) Tube City EI II Ltd.

(mm) “Representatives” means, when used with respect to a Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, financial advisors, agents and other representatives of such Person and of any Subsidiary of such Person.

(nn) “Restricted Stock” means all shares of Company Common Stock granted under the Company Incentive Plan that have not vested in accordance with the terms of the applicable grant.

(oo) “SEC” means the United States Securities and Exchange Commission.

(pp) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(qq) “Subsidiary” when used with respect to any Person means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which at least a majority of the securities, or other interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, partnership, limited liability company or other organization, is directly or indirectly, owned by such Person or by any one or more of its Subsidiaries.

(rr) “Takeover Laws” means “moratorium,” “control share acquisition,” “business combination,” “fair price” or any other form of anti-takeover Laws of any jurisdiction that may purport to be applicable to the Company, Parent, Sub or any of their respective Affiliates, including Section 203 of the DGCL.

(ss) “Transactions” means the transactions contemplated by this Agreement, including the Merger.

(tt) “Treasury” means the United States Department of the Treasury.

(uu) Each of the following terms is defined in the Section of this Agreement set forth opposite such term:

Defined Terms	Section
Acceptable Confidentiality Agreement	6.03(c)
Acquisition Proposal	6.03(g)(i)
Affiliate Transaction	4.18
Agreement	Preamble
Alternative Acquisition Agreement	6.03(b)
Alternative Financing	6.11(b)
Antitrust Division	6.05(b)
Appraisal Shares	3.01(d)
Authorizations	4.10(a)
Break-Up Fee	8.05(b)
Certificate	3.01(c)
Certificate of Merger	2.03
Change of Recommendation	6.03(e)
Claim	6.08(b)

Closing	2.02
Closing Date	2.02
Company	Preamble
Company Benefit Plans	4.12(a)
Company Disclosure Schedule	Article IV
Company Intellectual Property	4.16(a)
Company Related Parties	8.02(b)
Company Stockholders’ Meeting	6.04(b)(ii)
Consent End Date	6.03(c)
Cutoff Date	4.02(a)
Debt Commitment Letter	5.04(a)
Debt Fee Letter	5.04(b)
Debt Financing	5.04(a)
DGCL	2.01
Disclosed Indemnity Agreements	6.08(b)
Early Break-up Fee	8.05(c)
Effective Time	2.03
Employment Laws	4.13(b)
Environmental Authorizations	4.10(b)
Environmental Laws	4.10(b)
Equity Award Amounts	3.04
Equity Commitment Letters	5.04(a)
Equity Financing	5.04(a)
ERISA	4.12(a)
ERISA Affiliate	4.12(g)
Exchange Fund	3.03(a)
Expense Reimbursement	8.05(c)
Fairness Opinion	4.21
Financing	5.04(a)
Financing Commitments	5.04(a)
FTC	6.05(b)
GAAP	4.06(b)
Hazardous Materials	4.10(b)
Indemnified Party	6.08(a)
Information Statement	6.04(b)(i)
Interim Period	6.01
International Plan	4.12(c)
Lien	4.05(b)
Limited Guaranties	5.05
Limited Guaranty	5.05
Lion TitCo	4.03(a)
Litigation	4.09
Marketing Materials	6.11(c)
Material Contract	4.11(a)
Merger	Recitals
Merger Consideration	3.01(c)

Merrill Lynch	4.20
Multiemployer Plan	4.12(b)
Notice Period	6.03(e)(i)
Outside Date	8.01(c)
Parent	Preamble
Parent Disclosure Schedule	Article V
Parent Material Adverse Effect	5.01(a)
Parent Related Parties	8.02(b)
Parent’s Competition Law Group	5.09
parties	Preamble
party	Preamble
Paying Agent	3.03(a)
Preferred Stock	4.02(a)
Proxy Statement	6.04(b)(ii)
Recommendation	4.04(b)
Reverse Break-Up Fee	8.04(d)
Sarbanes-Oxley Act	4.06(c)
SEC Documents	4.06(a)
Significant Customer	4.23
Solvent	5.11
Sponsor	5.04(a)
Sponsors	5.04(a)
Standard Terms	4.11(a)(xii)
Stockholder Approval	4.04(a)
Stockholder Approval Date	6.03(c)
Stockholder Written Consent	6.04(a)
Sub	Preamble
Superior Proposal	6.03(g)(ii)
Support Agreement	Recitals
Surviving Corporation	2.01
Tax	4.14(j)
Tax Return	4.14(j)
Taxes	4.14(j)
Written Consent Failure	6.04(b)(ii)

ARTICLE II.

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.02 Closing. The closing of the Merger (the “Closing”) will take place at the offices of Kaye Scholer LLP, located at 425 Park Avenue, New York, New York 10022 at 10:00 a.m., New York City time, on the second Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), unless another time, date or place is agreed to in writing by Parent and the Company; provided, however, that if the Marketing Period has not been completed at the time of the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing), the Closing shall occur on the earlier to occur of (a) a date during the Marketing Period specified by Parent on no less than two Business Days’ notice to the Company and (b) the second Business Day after the end of the Marketing Period (subject in each case to the satisfaction or (to the extent permitted by Law) waiver of all the conditions set forth in Article VII for the Closing as of the date determined pursuant to this proviso). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.03 Effective Time. Subject to the provisions of this Agreement, as promptly as reasonably practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”), in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and shall make all other filings and recordings required under the DGCL. The Merger shall become effective on such date and time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later date and time as Parent and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

Section 2.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, except as otherwise provided herein, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.05 Certificate of Incorporation and By-Laws.

(a) At the Effective Time, the certificate of incorporation of the Company shall become the certificate of incorporation of the Surviving Corporation until thereafter changed or amended (subject to Section 6.08(a)) as provided therein or by applicable Law.

(b) The Company and the Surviving Corporation shall take all necessary action such that, at the Effective Time, the by-laws of the Company shall be amended to read in their entirety as set forth in Exhibit 2.05(b) and, as so amended, shall be the by-laws of the Surviving Corporation until thereafter changed or amended (subject to Section 6.08(a)) as provided therein or by applicable Law.

Section 2.06 Directors. The Company and the Surviving Corporation shall take all necessary action (including procuring the resignation of members of the Board of Directors) such that, at the Effective Time, the directors of Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.07 Officers. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.08 Taking of Necessary Action. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Sub in accordance with the terms hereof, the Surviving Corporation, the board of directors of the Surviving Corporation and officers of the Surviving Corporation shall take all such lawful and necessary action, consistent with this Agreement, on behalf of the Company, Sub and the Surviving Corporation.

ARTICLE III.

EFFECT OF THE MERGER ON THE

CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

Section 3.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or any holder of any shares of Company Common Stock or any shares of capital stock of Parent or Sub:

(a) Capital Stock of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of Class A common stock, par value $0.001 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that immediately prior to the Effective Time is owned by the Company or a Subsidiary of the Company (including as treasury stock), or by Parent or Sub (or a wholly-owned Subsidiary of Parent or Sub) at such time, shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including each share of Restricted Stock, but excluding shares to be canceled in accordance with Section 3.01(b) and except as provided in Section 3.01(d) with respect to the Appraisal Shares) shall be converted into the right to receive $17.50 in cash, without interest and subject to any withholding of Taxes required by applicable Law (the “Merger Consideration”). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 3.01(c), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration, as provided in Section 3.01(c), without any interest thereon but subject to any withholding of Taxes required by applicable Law. The Company shall give prompt written notice to Parent of any demands for appraisal of any shares of Company Common Stock or written threats thereof, withdrawals of such demands and any other documents (including instruments served pursuant to the DGCL) received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands or other documents. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing, except to the extent required by applicable Law.

Section 3.02 Adjustment to Merger Consideration. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, there shall be any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock, the Merger Consideration as provided in Section 3.01(c) shall be equitably adjusted to reflect the economic effect thereof.

Section 3.03 Exchange Fund.

(a) Paying Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the delivery of the Merger Consideration in accordance with this Article III and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent cash in an amount sufficient to pay the aggregate Merger Consideration as required to be paid pursuant to this Agreement (such deposited cash being hereinafter referred to as the “Exchange Fund”).

(b) Certificate Exchange Procedures. As promptly as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, as of immediately prior to the Effective Time, a holder of record of a Certificate (including, for the avoidance of doubt, holders of Restricted Stock) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall otherwise be in customary form (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form)), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Each holder of record of a Certificate shall, upon surrender to the Paying Agent of such Certificate, together with such letter of transmittal, duly executed and in proper form, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the amount of cash which the number of shares of Company Common Stock (including Restricted Stock) previously represented by such Certificate shall have been converted into the right to receive pursuant to Section 3.01(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock (including Restricted Stock) which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, but only if such Certificate is properly endorsed or otherwise is in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable; provided, however, that payment of the Merger Consideration with respect to shares held in book-entry form shall only be made to the Person in whose name such book-entry shares are registered. Until surrendered as contemplated by this Section 3.03(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to this Article III, except for Certificates in respect of Appraisal Shares, which shall be deemed to represent the right to receive the consideration due with respect to such Appraisal Shares in accordance with Section 3.01(d) and to the extent provided by Section 262 of the DGCL. No interest shall be paid or will accrue on any cash payable to holders of Certificates or book-entry shares pursuant to the provisions of this Article III.

(c) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates (or automatically, in the case of book-entry shares) in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates (or such book-entry shares). At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or book-entry share (other than a Certificate or book-entry share in respect of Appraisal Shares) is presented to the Surviving Corporation for transfer, it shall be canceled against payment of Merger Consideration to the holder thereof as provided in this Article III.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article III shall thereafter look only to Parent and the Surviving Corporation for, and Parent and the Surviving Corporation shall each remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article III, in each case without interest thereon and subject to any withholding of Taxes required by applicable Law.

(e) No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated P-1 or A-1 by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5.0 billion (based on the most recent financial statements of such bank that are then publicly available) and a long term debt rating of Aa3 or A+ or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest and other income resulting from such investments shall be paid solely to Parent. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates to receive the Merger Consideration or any holder of a Company Stock Option to receive the holder’s Equity Award Amount, in each case as provided herein.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration.

(h) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from amounts otherwise payable pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold under applicable Law. Any amounts so withheld shall be promptly paid over to the appropriate Governmental Entity by Parent, the Surviving Corporation or the Paying Agent and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 3.04 Company Stock Options. As promptly as practicable following the date of this Agreement and, in any event, prior to Closing, the Board of Directors (or, if appropriate, any committee administering the Company Incentive Plan) shall adopt such resolutions and take such other actions as may be required to provide that each unexercised Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time is vested and canceled, with the holder thereof becoming entitled to receive from the Surviving Corporation, on or as soon as reasonably practicable after the date on which the Effective Time occurs, an amount in cash, without interest, equal to (a) the excess, if any, of (i) the Merger Consideration over (ii) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (b) the number of shares of Company Common Stock subject to such Company Stock Option. The payment of all Equity Award Amounts hereunder shall be subject to appropriate withholding for Taxes in accordance with Section 3.03(h). The term “Equity Award Amounts” means, collectively, all amounts payable pursuant to this Section 3.04.

Section 3.05 Treatment of Restricted Stock. For the avoidance of doubt, as of immediately prior to the Effective Time, each then outstanding share of Restricted Stock shall automatically vest with the holder thereof and shall be converted in the Merger into the right to receive the Merger Consideration pursuant to the provisions of this Article III, in each case without interest thereon and subject to any withholding of Taxes required by applicable Law.

Section 3.06 Treatment of Company Incentive Plan. After the Effective Time, the Company Incentive Plan will be terminated and no further Company Stock Options, Restricted Stock or other rights with respect to Company Common Stock will be granted thereunder.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the SEC Documents filed with, or furnished to, the SEC by the Company after December 31, 2012 and publicly available at least 24 hours prior to the execution and delivery of this Agreement (and only as and to the extent disclosed therein), other than any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained therein that are predictive, cautionary or forward looking in nature, but it being agreed that this clause (i) shall not be applicable to Section 4.02, Section 4.04, Section 4.20 and Section 4.21, or (ii) subject to Section 9.13, as set forth in the disclosure schedules delivered by the Company to Parent and Sub concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Sub as follows:

Section 4.01 Organization; Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Each Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of incorporation or organization except where the failure to be so organized, validly existing and in good standing would not, individually or in the aggregate, reasonably be expected to materially and adversely impair the ability of such Subsidiary to conduct its business as currently conducted. Each of the Company and its Subsidiaries has all requisite corporate, partnership, limited liability company or other entity power and authority to own, lease and operate its properties and to carry on its business as presently conducted by it, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) as a foreign corporation (or other legal entity) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Organizational Documents of the Company and each of its Material Subsidiaries, each as amended to date, and each as so made available is in full force and effect. Neither the Company nor any Material Subsidiary is in violation of its Organizational Documents.

Section 4.02 Capital Structure.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Class A Common Stock, 30,000,000 shares of Class B Common Stock and 50,000 shares of Preferred Stock, $0.001 par value per share (the “Preferred Stock”). At the close of business on August 22, 2013 (the “Cutoff Date”), (i) 14,765,733 shares of Class A Common Stock (of which 16,260 are shares of Restricted Stock), 24,528,208 shares of Class B Common Stock and no shares of Preferred Stock were issued and outstanding, (ii) no shares of Class A Common Stock were held in treasury, (iii) no shares of Class B Common Stock were held in treasury and (iv) no shares of Preferred Stock were held in treasury or owned by a Subsidiary of the Company. At the close of business on the Cutoff Date, 1,356,680 shares of Class A Common Stock were reserved for issuance pursuant to outstanding Company Stock Options and 913,522 shares of Class A Common Stock were reserved for issuance under the Company Incentive Plan (which total excludes the 1,356,680 shares of Class A Common Stock reserved for issuance pursuant to the outstanding Company Stock Options). All outstanding shares of Company Common Stock, and all shares of Company Common Stock reserved for issuance as noted in clause (v) of the preceding sentence, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable.

(b) Section 4.02(b) of the Company Disclosure Schedule sets forth the aggregate amount of Company Stock Options outstanding as of the Cutoff Date and the price at which each such Company Stock Option may be exercised (if applicable).

(c) Except as disclosed on Section 4.02(c) of the Company Disclosure Schedule and except for any obligations pursuant to this Agreement or as set forth in subsections (a) and (b) above, (i) the Company does not have any shares of its capital stock issued, outstanding or reserved for issuance and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, profits interests, or other similar rights, agreements, Contracts, undertakings or commitments of any kind relating to capital stock or other equity or voting interests of the Company to which the Company is a party or otherwise obligating the Company to (A) issue, transfer or sell any shares of capital stock or other equity or voting interests of the Company or securities convertible into or exchangeable for such shares or equity or voting interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, profits interests, or other similar right, agreement, Contract, undertaking or arrangement or (C) redeem, repurchase, or otherwise acquire any such shares of capital stock or other equity or voting interests.

(d) The Company has no Indebtedness or other obligations the holders of which have the right to vote (or which are convertible into or exchangeable or exercisable for securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter.

(e) Except as disclosed in Section 4.02(e) of the Company Disclosure Schedule and the Support Agreement, there are no stockholder agreements, registration rights agreements, voting trusts or other agreements or understandings to which the Company is a party or, to the Knowledge of the Company, among any security holders of the Company with respect to securities of the Company, with respect to the voting or registration of the capital stock or other voting or equity interest of the Company or any preemptive rights with respect thereto, and there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock or other equity or voting interests of the Company.

Section 4.03 Subsidiaries.

(a) Section 4.03(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company (including Lion TitCo Resources SDN BHD (“Lion TitCo”) solely for purposes of this sentence) and the jurisdiction of organization of each such Subsidiary. Except as set forth on Section 4.03(a) of the Company Disclosure Schedule, the Company is the beneficial and record owner, directly or indirectly, of all of the equity securities of each Subsidiary. Tube City IMS LLC is the beneficial and record owner of 3,600,000 ordinary shares of RM1.00, each fully paid, and 2,400,000 preference shares of RM0.01, each fully paid, of Lion TitCo. All equity interests of the Company’s Subsidiaries, (i) where the Subsidiary is a corporation, are duly authorized, validly issued, fully paid and non-assessable and (ii) where the Subsidiary is not a corporation, are duly created pursuant to the Laws of such Subsidiary’s jurisdiction of organization or formation, are issued and paid for in accordance with such Subsidiary’s Organizational Documents and are fully paid and non-assessable. Except to the extent pledged to lenders under either Credit Agreement, all equity interests in Lion TitCo and each Subsidiary of the Company are owned by the Company or its Subsidiaries free and clear of Liens, other than restrictions imposed by applicable Law or the Organizational Documents of such Subsidiary or Lion TitCo.

(b) Except for the Company’s Subsidiaries disclosed in Section 4.03(a) of the Company Disclosure Schedule and as set forth in Section 4.03(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person.

(c) Except as disclosed in Section 4.03(c) of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, profits interests, or other similar rights, agreements, Contracts, undertakings or commitments of any kind relating to the issuance of capital stock or other equity or voting interests of any Subsidiary of the Company to which the Company or any of the Company’s Subsidiaries is a party or otherwise obligating the Company or any of the Company’s Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity or voting interests of any of the Subsidiaries or securities convertible into or exchangeable for such shares or equity or voting interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, profits interests, or other similar right, agreement, Contract, undertaking or arrangement or (iii) redeem, repurchase, or otherwise acquire any such shares of capital stock or other equity or voting interests.

(d) None of the Company’s Subsidiaries have outstanding Indebtedness or other obligations the holders of which have the right to vote (or which are convertible into or exchangeable or exercisable for securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter.

(e) Except as set forth in Section 4.03(e) of the Company Disclosure Schedule, there are no stockholder agreements, registration rights agreements, voting trusts or other agreements or understandings to which the Company or any of the Company’s Subsidiaries is a party with respect to the voting or registration of the capital stock or other voting or equity interests of the Company or any of its Subsidiaries or any preemptive rights with respect thereto, and there are no outstanding obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of capital stock or other equity or voting interests of any Subsidiary of the Company.

Section 4.04 Corporate Authority; Board Action.

(a) The only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve the Transactions, including the Merger, is the affirmative vote or consent of the holders of a majority of all votes that are entitled to be cast with respect to the outstanding shares of Company Common Stock entitled to vote thereon, acting by written consent or at a stockholders’ meeting or any adjournment or postponement thereof to adopt this Agreement (the “Stockholder Approval”). The Company has the requisite corporate power and authority to (i) enter into and deliver this Agreement and (ii) consummate the Transactions, subject, with respect to this clause (ii) and solely in the case of consummating the Merger, to receipt of the Stockholder Approval. The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions contemplated by, and compliance with the provisions of, this Agreement by the Company have been duly and validly authorized by all necessary corporate action on the part of the Company, subject, in the case of filing the Certificate of Merger and consummating the Merger, to receipt of the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights generally and to equitable principles (whether considered in a proceeding in equity or at law).

(b) The Board of Directors of the Company, at a meeting duly called and held, duly and by unanimous vote of all members of the Board of Directors adopted resolutions (i) authorizing and approving the execution, delivery and performance of this Agreement and the Transactions, (ii) approving and declaring advisable this Agreement, the Merger, the Support Agreement and the other Transactions, (iii) declaring that the terms of this Agreement and the Transactions, including the Merger and the other Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the stockholders of the Company, (iv) directing that the adoption of this Agreement be submitted to the stockholders of the Company and (v) recommending that the stockholders of the Company adopt this Agreement (this clause (v), the “Recommendation”).

Section 4.05 Governmental Approvals; Non-Contravention.

(a) Except as set forth in Section 4.05(a) of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement does not, and the consummation of the Transactions by the Company and compliance with the provisions hereof by the Company will not, require any consent, approval, Order, waiver or authorization or permit of, action by, registration, declaration or filing with or notification to any Governmental Entity with respect to the Company or any of its Subsidiaries or any of their respective assets or businesses, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents evidencing the Merger with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business; (ii) the filing of a premerger notification and report form by the Company under the HSR Act and the filings and receipt, termination or expiration as applicable, of such other approvals or waiting periods under any other applicable Antitrust Laws; (iii) compliance with the applicable requirements of the Exchange Act including the filing with the SEC of the Information Statement or Proxy Statement, as applicable, and such other reports or filings under the Exchange Act as may be required in connection with this Agreement and the Transactions; (iv) any filings or notices required under the rules and regulations of the NYSE; and (v) such other consents, approvals, Orders, waivers, authorizations, permits, actions, registrations, declarations, filings or notifications the failure of which to make or obtain would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or otherwise prevent or materially and adversely affect the Company’s ability to perform any of its obligations under this Agreement or to consummate the Transactions.

(b) Except as set forth in Section 4.05(b) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement do not, and the consummation of the Transactions and compliance with the provisions hereof by the Company will not, (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to, or to a right of, termination, modification, cancellation or acceleration of any obligation or to the loss of any benefit under any (A) Contract to which the Company or any of its Subsidiaries is party or (B) Authorization applicable to the Company or any of its Subsidiaries, (ii) result in the creation of any pledges, liens, charges, mortgages, encumbrances or assignments of any kind (each, a “Lien”) upon any of the properties or assets of the Company or any of its Subsidiaries (other than any such Lien created solely as a result of any action taken by Parent or Sub), (iii) conflict with or result in any violation of the Company’s Organizational Documents or the Organizational Documents of any of its Subsidiaries or (iv) assuming that the consents and approvals referred to in Section 4.05(a) are obtained and assuming the accuracy of the representations and warranties of Parent and Sub set forth in Section 5.09, conflict with or violate any applicable Laws, other than, in the case of clauses (i), (ii) and (iv), as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or otherwise prevent or materially and adversely affect the Company’s ability to perform any of its obligations under this Agreement or to consummate the Transactions.

Section 4.06 SEC Documents and Financial Statements; Internal Controls and Disclosure Controls.

(a) The Company has filed all material schedules, forms, statements, reports and other documents required to be filed by it with the SEC pursuant to the Securities Act or the Exchange Act since April 8, 2011 (the schedules, forms, statements, reports and other documents filed with or furnished to the SEC since April 8, 2011, the “SEC Documents”). As of their respective effective dates (in the case of SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective dates of filing (in the case of all other SEC Documents), or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof, the SEC Documents complied, and each of the SEC Documents filed subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder. As of the time of filing with the SEC, none of the SEC Documents so filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Document has been amended or superseded by a later SEC Document filed prior to the date hereof. The Company has made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since April 8, 2011 and prior to the date hereof. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) Each of the consolidated financial statements (including, in each case, the notes thereto) of the Company included in the SEC Documents (i) have been prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, to the extent permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end adjustments and the absence of footnotes) and (ii) have been prepared from, and in accordance with, the books and records of the Company and the Company’s Subsidiaries in all material respects. The preceding sentence shall not be deemed to be breached as a result of any change in GAAP or Law after the date of this Agreement. Except as set forth in Section 4.06(b) of the Company Disclosure Schedule, since April 8, 2011, the Company has not received any written advice or written notification from its independent certified public accountants that it has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the financial statements or in the books and records of the Company and its Subsidiaries, any properties, assets, liabilities, revenues or expenses in any material respect, or that have identified any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information.

(c) Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) any prohibited loans or “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to any director or executive officer (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries.

(d) The Company has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such internal controls provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. Since April 8, 2011, subject to applicable transition rules of the SEC and NYSE, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls and the Company has made available to Parent copies of any written materials relating to each of the foregoing. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from April 8, 2011 to the date of this Agreement.

(e) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, which disclosure controls and procedures are designed to ensure that material information relating to the Company and its consolidated Subsidiaries required to be included in reports filed under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act so that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Section 4.07 No Undisclosed Liabilities. Except as set forth in Section 4.07 of the Company Disclosure Schedule and except for matters reflected or reserved against in the most recent audited consolidated balance sheet of the Company (or the notes thereto) included in the SEC Documents filed prior to the date hereof, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except liabilities and obligations that (a) were incurred in the ordinary course of business consistent with past practice since the date of such balance sheet, (b) are incurred in connection with the Transactions or (c) individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.08 Absence of Certain Changes or Events. Between December 31, 2012 and the date of this Agreement, except as set forth in Section 4.08 of the Company Disclosure Schedule or as otherwise expressly required by this Agreement, (a) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business consistent with past practice, (b) neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach or violation of Sections 6.01(f), (g), (i), (j), (l), (m), (n) or (t) had such action been taken after the date hereof and (c) there has not been any change, effect, event, state of facts, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.09 Litigation. Except as set forth in Section 4.09 of the Company Disclosure Schedule, as of the date of this Agreement, (a) there is no suit, complaint filed under seal, action, claim (or counterclaim), litigation, charge or administrative, arbitration, mediation, grievance or other proceeding or governmental or regulatory audit, investigation or proceeding brought, conducted or heard by or before any court or other Governmental Entity, arbitrator or mediator (each a “Litigation”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets, at law or in equity, in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or otherwise prevent or materially and adversely affect the Company’s ability to perform any of its obligations under this Agreement or to consummate the Transactions, or, to the Knowledge of the Company, otherwise has resulted or would reasonably be expected to result in a Criminal Penalty, and (b) there is no Order outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or otherwise prevent or materially and adversely affect the Company’s ability to perform any of its obligations under this Agreement or to consummate the Transactions, or, to the Knowledge of the Company, otherwise has resulted or would reasonably be expected to result in a Criminal Penalty.

Section 4.10 Governmental Authorizations; Compliance with Law.

(a) Except as set forth in Section 4.10(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is, and since January 1, 2011 has been, in compliance with all Laws applicable to its business or operations or by which any of its properties or assets are bound, in each case except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and, to the Knowledge of the Company, otherwise has resulted or would reasonably be expected to result in a Criminal Penalty. Neither the Company nor any of its Subsidiaries has, since January 1, 2011, (i) received any written notice from any Governmental Entity regarding any material violation by the Company or any of its Subsidiaries of any applicable Law or (ii) provided any written notice to any Governmental Entity regarding any material violation by the Company or any of its Subsidiaries of any applicable Law. Except as set forth on Section 4.10(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has in effect all approvals, authorizations, registrations, licenses, exemptions, permits and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted, except for such Authorizations the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and, to the Knowledge of the Company, otherwise have not resulted and would not reasonably be expected to result in a Criminal Penalty. Neither the Company nor any of its Subsidiaries has received notice that any Authorizations will be terminated, revoked or modified, are threatened with suspension, or cannot be renewed in the ordinary course of business consistent with past practice, and the Company has no Knowledge of any reasonable basis for any such termination, revocation, modification, suspension or nonrenewal, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and, to the Knowledge of the Company, otherwise has not resulted and would not reasonably be expected to result in a Criminal Penalty. This Section 4.10(a) does not relate to environmental matters, which are the subject of Section 4.10(b), employee benefit matters, which are the subject of Section 4.12, or Tax matters, which are the subject of Section 4.14.

(b) Except as set forth in Section 4.10(b) of the Company Disclosure Schedule: (i) the Company and its Subsidiaries are, and have been since January 1, 2011, in compliance in all material respects with all applicable Laws for protection and restoration of the environment (including ambient and indoor air, soil, surface water, groundwater and natural resources) and protection of human exposure to Hazardous Materials (“Environmental Laws”), including obtaining, maintaining and complying with all Authorizations required by applicable

Environmental Laws for the operations of the Company and its Subsidiaries (“Environmental Authorizations”); (ii) there are no Hazardous Materials present at or under any facility or real property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company, any of its Subsidiaries or their respective predecessors that would reasonably be expected to result in a material liability to the Company or any of its Subsidiaries under any applicable Environmental Laws; (iii) since January 1, 2011, neither the Company nor any of its Subsidiaries has received notice that any Environmental Authorizations will be terminated, revoked or modified, are threatened with suspension, or cannot be renewed in the ordinary course of business consistent with past practice, and the Company has no Knowledge of any reasonable basis for any such termination, revocation, modification, suspension or nonrenewal, except with respect to this clause (iii) as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in liability that is material to the Company and its Subsidiaries; and (iv) since January 1, 2011, neither the Company nor any Subsidiary has received any written notice alleging material non-compliance with or material liability under any Environmental Laws, and no material claim, action, proceeding or investigation pursuant to Environmental Laws is pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries. Except as set forth in Section 4.10(b) of the Company Disclosure Schedule, the Company and its Subsidiaries have not disposed or arranged for the disposal of any Hazardous Materials at any off-site location that would reasonably be expected to give rise to any material liability of the Company or any of its Subsidiaries. Except as set forth in Section 4.10(b) of the Company Disclosure Schedule, the Company and its Subsidiaries have not assumed any material liabilities under any Environmental Laws by Contract, other than customary indemnification provisions in customer Contracts entered into in the ordinary course of business consistent with past practices, or, to the Knowledge of the Company, by operation of Law. Except as set forth in Section 4.10(b) of the Company Disclosure Schedule, to the Knowledge of the Company, there are no conditions, facts, or circumstances which would reasonably be expected to result in a material liability to the Company or any its Subsidiaries under any Environmental Laws. For purposes of this Section 4.10(b), “Hazardous Materials” means any substance, material or waste that is classified, characterized or regulated by any Governmental Entity under any applicable Environmental Law.

(c) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any of their respective Representatives has, in the past five years, directly or indirectly through its Representatives (including any distributor, agent, sales intermediary or other third party), (i) taken any action in violation of any applicable Anti-corruption Laws or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any Government Official or to any other Person: (A) for the purpose of (1) improperly influencing any act or decision of any Government Official in their official capacity; (2) inducing any Government Official to do or omit to do any act in violation of their lawful duties; (3) securing any improper advantage; (4) inducing any Government Official to improperly influence or affect any act or decision of any Governmental Entity; or (5) assisting the Company or its Subsidiaries or any of their respective Representatives in obtaining or retaining business for or with, or directing business to, the Company or any of its Subsidiaries or any of their respective Representatives; or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage that, in any such case, has resulted in or would reasonably be expected to result in liability that is material to the Company and its Subsidiaries or a Criminal Penalty.

(d) To the Knowledge of the Company, there have been no false or fictitious entries made in the books and records of the Company or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund that, in any such case, has resulted in or would reasonably be expected to result in liability that is material to the Company and its Subsidiaries or a Criminal Penalty.

(e) To the Knowledge of the Company, none of the Company, its Subsidiaries or any of its or their respective directors, officers, employees or other Representatives in the past five years has been convicted of violating any Anti-corruption Laws or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any applicable Anti-corruption Laws that, in any such case, has resulted in or would reasonably be expected to result in liability that is material to the Company and its Subsidiaries or a Criminal Penalty.

(f) To the Knowledge of the Company, none of the Company, its Subsidiaries or any of its or their respective directors, officers or employees, or, any distributor, agent, representative, sales intermediary or other third party acting on behalf of the Company or any of its Subsidiaries, has taken any action in the past five years in violation of any applicable export control Laws, trade or economic sanctions Laws, or anti-boycott Laws of the United States or any other jurisdiction, including: The Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. 120-130), the Export Administration Regulations (15 C.F.R. 730 et seq.), the Office of Foreign Assets Control Regulations (31 C.F.R. Chapter V), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), the International Emergency Economic Powers Act (50 U.S.C. § 1701-1706), the U.S. Commerce Department antiboycott regulations (15 C.F.R. 560), the U.S. Treasury Department antiboycott requirements (26 U.S.C. § 999), any other export control regulations issued by the agencies listed in Part 730 of the Export Administration Regulations, or any applicable non-U.S. Laws of a similar nature, that, in any such case, has resulted in or would reasonably be expected to result in liability that is material to the Company and its Subsidiaries or a Criminal Penalty. To the Knowledge of the Company, the Company and its Subsidiaries have obtained all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, import and re-export of their respective products, services, software and technology, the failure of which to have been obtained has resulted in or would reasonably be expected to result in liability that is material to the Company and its Subsidiaries or a Criminal Penalty. To the Knowledge of the Company, there are no material pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions involving the Company or any of its Subsidiaries relating to Laws identified in this Section 4.10(f).

Section 4.11 Material Contracts.

(a) Except for this Agreement, for Contracts filed as an exhibit to the SEC Documents, including for this purpose exhibits incorporated by reference to the SEC Documents, or as disclosed in Section 4.11(a) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i) Contract that is or would be required to be filed by the Company as a “material contract” with the SEC pursuant to Item 601 of Regulation S-K under the Securities Act;

(ii) Contract (A) pursuant to which any Indebtedness for borrowed money of the Company or any of its Subsidiaries in an aggregate principal amount in excess of $3.0 million is outstanding or may be incurred, other than any Contract between or among the Company and/or its wholly-owned Subsidiaries, or (B) relating to the creation of any Lien (other than Permitted Liens or Liens arising from or related to any lease) on any material asset of the Company or any of its Subsidiaries;

(iii) Contract relating to a guarantee by the Company or any of its Subsidiaries of Indebtedness of any third party in excess of $2.0 million;

(iv) Contract of employment, consulting, management, separation, severance, indemnification or similar agreement with any member of the Board of Directors or corporate officer of the Company, Management Level Employee or any Person holding more than 5% of the outstanding Company Common Stock at December 31, 2012;

(v) Contract of employment, consulting, management, separation, severance, change in control, retention, indemnification or similar agreement with any employee, consultant or independent contractor providing for total annual compensation (exclusive of benefits costs) from the Company or any of its Subsidiaries in excess of $300,000 which is not terminable by the Company or any of its Subsidiaries upon less than 90 days’ notice without severance, penalty or other obligations other than under any applicable Law;

(vi) stock option, share purchase, profit sharing, deferred compensation, bonus or other incentive compensation plan or Company Benefit Plans;

(vii) any CBA;

(viii) Contract (A) restricting the type of business activity of the Company or any of its Subsidiaries (or Parent and its Affiliates after the Merger) or restricting the freedom of the Company or any of its Subsidiaries (or Parent and its Affiliates after the Merger) to engage in any line of business in any geographic area or to compete with any Person (other than the Company or any of its Subsidiaries) or (B) that contains “take or pay”, “requirements” or other similar provisions obligating a Person to provide the quantity of goods or services required by another Person (other than any Contract of the type described in this clause (B) entered into in the ordinary course of business consistent with past practice);

(ix) Contract with respect to a joint venture (other than joint bidding arrangements for a single bidding opportunity), strategic alliance partnership, limited liability or other similar agreement or arrangement related to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole, or in which the Company owns more than a 10% voting or economic interest;

(x) Contract relating to an acquisition, divestiture, merger or similar transaction (A) that was entered into on or after January 1, 2011 with a purchase price in excess of $10.0 million or (B) that contains representations, covenants, indemnities or other obligations (including payment, indemnification, “earn-out” or other contingent obligations) of the Company or any of its Subsidiaries that are still in effect and would reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $2.5 million pursuant to such Contract;

(xi) Contract for the lease or sublease of real or personal property providing for an annual rental payments to or from the Company or any of its Subsidiaries in excess of $1.0 million;

(xii) (A) Standard Terms, (B) Contracts with a customer for the performance of mill services pursuant to which (1) the Company and its Subsidiaries, taken together, generated gross revenues of more than $10.0 million for the year ended December 31, 2012, or (2) with respect to Contracts that were not in effect for all of 2012, the Company’s management reasonably believes the Company and its Subsidiaries, taken together, will generate gross revenues of more than $10.0 million during the 12 month period following the date of this Agreement, and (C) Contracts with a customer for the performance of raw materials purchasing, sales and/or optimization services pursuant to which the Company and its Subsidiaries, taken together, generated Revenue After Raw Materials Costs (as such term is described in the SEC Documents) of more than $2.0 million for the year ended December 31, 2012. “Standard Terms” means those certain Contracts of the Company and/or its Subsidiaries that (i) include the standard or general terms and conditions (such as representations and warranties, indemnities, insurance, termination, safety and health, environmental, governing law, notices, and other legal-focused and procedural terms and conditions) incorporated into various Contracts with a customer, (ii) generally do not contain the scope of work or other business or operational terms and conditions (such as pricing and definitions of services) applicable to the particular services being provided to the customer, and (iii) typically address more than one service and/or site of the customer.

(xiii) other than (A) an acquisition subject to clause (x) above, (B) a Contract relating to real property subject to clause (xi) above, and (C) a customer Contract subject to clause (xii) above, Contract that obligates the Company to make growth capital commitment or expenditure (as distinguished from maintenance capital expenditures) in excess of $5.0 million per year;

(xiv) Contract that grants any rights of first refusal or rights of first negotiation or rights of first offer to any Person with respect to the sale, transfer or other disposition of (A) any business or line of business of the Company or any of its Subsidiaries or (B) any Subsidiary of the Company;

(xv) Contract that by its terms limits the payment of dividends or other distributions by the Company or any of its Subsidiaries;

(xvi) other than currency hedging transactions in the ordinary course of business consistent with past practice, hedge, derivative or other similar instrument with an obligation on a marked-to-market basis in excess of $2.5 million individually;

(xvii) Contract with any Governmental Entity (other than with respect to sales of slag and other byproducts to Governmental Entities in the ordinary course of business); or

(xviii) Contract (other than any Contracts of the type described in clauses (i) - (xvii) above, irrespective of the dollar threshold, and other than real or personal property leases and contracts for the purchase and sale of scrap, scrap substitutes and other raw materials in the ordinary course of business) requiring payments by the Company or any of its Subsidiaries in excess of $5.0 million in the next 12 months and which are not terminable by the Company or such Subsidiary upon less than 90 days’ notice without any required payment or other conditions (other than the condition of notice);

Each Contract of the type described in clauses (i) through (xviii) above, including any such Contract entered into after the date of this Agreement, is referred to herein as a “Material Contract.”

(b) Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, and except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or its Subsidiary party thereto and, to the Knowledge of the Company, on the other party thereto, is in full force and effect and enforceable against the Company or its Subsidiary party thereto and, to the Knowledge of the Company, the other party thereto, in each case, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding in equity or at law); (ii) the Company and each of its Subsidiaries and, to the Company’s Knowledge, each other party thereto, has substantially performed all obligations required to be performed by it to date under each Material Contract and is not in breach of or default under such Material Contract; (iii) neither the Company nor any of its Subsidiaries has received written notice of breach or default under any Material Contract or of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default or breach on the part of the Company or any of its Subsidiaries under any such Material Contract, and, to the Knowledge of the Company, no such condition exists; and (iv) neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract with respect to the termination of any Material Contract that has not been cured or withdrawn.

(c) The Company has made available to Parent, as of the date of this Agreement, true and complete copies of (including all amendments or modifications to) all Material Contracts.

Section 4.12 Employee Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Schedule sets forth a true and complete list of each material “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each material bonus, incentive, deferred compensation, profit sharing, pension, retirement, equity purchase, equity option, equity-based compensation, severance, employment, termination, retention, change of control, post-retirement health or welfare benefit, medical, disability, vacation pay, sick pay, or other material benefit or compensation plan, program, arrangement or agreement that is sponsored, maintained, contributed or required to be contributed to by the Company or any of its Subsidiaries as of the date of this Agreement, or under which the Company or any of its Subsidiaries has any present or future liability, in each case for the benefit of their current or former employees, officers, or directors located in or whose principal place of work is in the United States (collectively, the “Company Benefit Plans”).

(b) The Company has made available to Parent true and complete copies of (to the extent applicable and excluding any Company Benefit Plan that is a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA and identified as a multiemployer plan on Section 4.12(a) of the Company Disclosure Schedule (a “Multiemployer Plan”)) (i) each Company Benefit Plan and any related trust or funding agreement (or, with respect to any unwritten Company Benefit Plan, a written description thereof), (ii) the two most recent annual reports on Form 5500 filed with the Department of Labor or through the ERISA Filing Acceptance System, as applicable, with respect to each Company Benefit Plan (if any such report was required by applicable Law), (iii) the most recent summary plan description and summary of material modifications, if any, required under ERISA with respect to each Company Benefit Plan, (iv) the most recent actuarial report or other financial statement, if any, relating to each Company Benefit Plan and (v) the most recent determination letter or opinion letter, if any, issued by the IRS with respect to such Company Benefit Plan and any pending request for such a determination letter.

(c) Section 4.12(c) of the Company Disclosure Schedule sets forth a list of each material plan, policy, fund, program or arrangement or Contract providing for insurance coverage (including any self-insured arrangements), disability benefits, vacation benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, equity compensation or other forms of incentive compensation or post-retirement insurance, compensation or benefits that (i) is not a Company Benefit Plan, (ii) is entered into, maintained, or administered to by the Company or any of its Subsidiaries, or contributed to by the Company or any of its Subsidiaries other than any governmental social insurance or retirement programs required to be contributed to by Law and (iii) covers any employee or former employee of the Company or any of its Subsidiaries who is located outside or whose principal place of work is outside the United States (an “International Plan”). The Company has made available to Parent true and complete copies of the International Plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof together with the most recent annual report (if any) prepared in connection with any such plan or trust.

(d) Except as set forth in Section 4.12(d) of the Company Disclosure Schedule, and excluding any Multiemployer Plan: (i) each Company Benefit Plan has been established, operated, funded and administered in all material respects in accordance with its terms and with applicable Laws, including, but not limited to, ERISA and the Code; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is maintained pursuant to a prototype or volume submitter document for which the Company may properly rely on the applicable opinion or advisory letter, and to the Knowledge of the Company, no event has occurred (either by reason of any action or failure to act) that would reasonably be expected to cause the loss of such qualification; (iii) no Company Benefit Plan provides and neither the Company nor any of its Subsidiaries has any obligation to provide health or life insurance benefits (whether or not insured), with respect to current or former employees, officers or directors of the Company or any of its Subsidiaries (including any predecessor entities or any entity whose assets were partially or completely acquired by the Company or any of its Subsidiaries) beyond their retirement or other termination of service, other than coverage mandated by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or similar state Law; and (iv) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other Person (with respect to whom the Company has an obligation to indemnify) has engaged in a transaction in connection with which the Company or any of its Subsidiaries would reasonably be expected to be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(e) Except as set forth in Section 4.12(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries sponsors, maintains or contributes to any Company Benefit Plan subject to Title IV of ERISA. With respect to each Company Benefit Plan subject to Title IV of ERISA (other than a Multiemployer Plan) no “reportable event,” within the meaning of Section 4043 of ERISA (other than an event for which the 30-day notice period has been waived), and no event described in Section 4062 or 4063 of ERISA, has occurred in the last twelve (12) months that could reasonably be expected to result in material liability to the Company or any of its Subsidiaries, (i) no such Company Benefit Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA, (ii) there has been no cessation of operations at a facility that may result in material liability to the Company or any of its Subsidiaries under Section 4062(e) of ERISA within the last six years, and (iii) no Lien has arisen or would reasonably be expected to arise under ERISA or the Code on the assets of the Company or any of its Subsidiaries as a result of actions or inactions by the Company or any of its Subsidiaries. For purposes of Sections 4.12(e), (f) and (g), “Subsidiary”, when used with respect to any Person, shall also include any entity in which 80% or more of its outstanding equity interests are directly or indirectly owned by any such Person.

(f) Neither the Company nor any of its Subsidiaries has incurred any material unsatisfied liability for the complete or partial withdrawal from any Multiemployer Plan nor to the Knowledge of the Company, are there any facts or circumstance known to the Company as of the date hereof that would reasonably be expected to give rise to a complete or partial withdrawal from a Multiemployer Plan by the Company or any of its Subsidiaries. To the Knowledge of the Company, except as set forth in Section 4.12(f) of the Company Disclosure Schedule, no Multiemployer Plan is, or is expected to be, in “critical” or “endangered” status, within the meaning of Section 432 of the Code or Section 305 of ERISA.

(g) To the Knowledge of the Company, the Company is not, and has not been, subject to any liability, contingent or otherwise, which could reasonably be expected to result in a material liability to the Company with respect to Title IV of ERISA by reason of any ERISA Affiliate. “ERISA Affiliate” means any Person (other than the Company and its Subsidiaries) that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company or any of its Subsidiaries, or that is a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all required contributions of the Company or any of its Subsidiaries have been made or properly accrued with respect to each Company Benefit Plan.

(i) Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance are applicable to such Company Benefit Plan. To the Knowledge of the Company, all prior instances of operational and/or documentary non-compliance have been corrected under the Internal Revenue Service Employee Plans Compliance Resolution System or any Department of Labor or other voluntary compliance program. There is no agreement, plan or other arrangement to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A of the Code.

(j) Except as set forth in Section 4.12(j) of the Company Disclosure Schedule, the consummation of the Transactions alone, or in combination with a termination of the employment or engagement of any employee, officer or director of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries, does not (a) give rise to any material liability for severance pay, unemployment compensation, termination pay or any other compensatory payment or benefit, or (b) accelerate the time of payment or vesting or funding of, or increase the amount of any compensation or benefit due any such current or former employee, director, consultant or officer of the Company or any of its Subsidiaries or their beneficiaries.

(k) Except as set forth in Section 4.12(k) of the Company Disclosure Schedule, no amount paid or payable (whether in cash or property or the vesting of property) by the Company or any of its Subsidiaries as a result of the consummation of the Merger or any of the other Transactions to any of their respective employees, officers, directors, stockholders or consultants under any Company Benefit Plans (excluding any Multiemployer Plan) or otherwise, would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

(l) As of the date hereof, to the Knowledge of the Company, there are (a) no current or pending material investigations by any Governmental Entity involving Company Benefit Plans and (b) no pending or asserted (in writing) material claims (other than routine claims for benefits), suits or proceedings against any Company Benefit Plans.

(m) As of the date hereof, to the Knowledge of the Company, (i) all contributions required to be made with respect to an International Plan have been timely made or accrued on the financial statements of the applicable employer, (ii) all International Plans that under applicable Laws require registration have been duly registered with the necessary Governmental Entity and no event has occurred which is reasonably likely to cause the loss of such registered status, (iii) the Company and each Subsidiary has complied with and performed all material obligations under and in respect of the International Plans under the terms thereof, any funding agreements and all applicable laws (including any fiduciary, funding, investment and administration obligations), (iv) all employer and employee payments, contributions or premiums required to be made or paid by the Company or any of its Subsidiaries to any International Plan have been made or paid in a timely fashion in accordance with the terms of such plans, any funding agreement and applicable Laws, (v) there are no taxes, penalties or interest owing in respect of any International Plan and (vi) the solvency liabilities of each International Plan (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable Governmental Entities and which are consistent with generally accepted actuarial principles) do not exceed the market value of the assets held in connection with such plan in any material respect.

Section 4.13 Labor Matters.

(a) Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any CBA or other Contract with any labor organization, union or association. Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, (i) there are not, to the Knowledge of the Company, any union organizing activities concerning any employees of the Company or any of its Subsidiaries and (ii) there are no material labor disputes, including material strikes, slowdowns, work stoppages, lockouts, arbitrations, grievances, pending or, to the Knowledge of the Company, threatened.

(b) Each of the Company and its Subsidiaries is in compliance in all material respects with its obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local “mass layoff” or “plant closing” Laws and all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, occupational safety and health, collective bargaining, discrimination, retaliation, civil rights, veterans’ rights, immigration laws, proper classification of employees as exempt and non-exempt and as employees and independent contractors, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax (collectively, “Employment Laws”).

(c) Except as set forth in Section 4.13(c) of the Company Disclosure Schedule, there are no material actions or other material legal proceedings against the Company or any of its Subsidiaries pending, or to the Knowledge of the Company, threatened in writing to be brought or filed by or with any Governmental Entity or arbitrator in connection with the employment of any current or former employee of the Company or any of its Subsidiaries with respect to the Company’s or any of its Subsidiaries’ prior noncompliance with any applicable Employment Law that could subject the Company or any of its Subsidiaries to any material liability.

Section 4.14 Tax Matters. Except as set forth in Section 4.14 of the Company Disclosure Schedule:

(a) The Company and each of its Subsidiaries have timely filed (taking into account any extension of time within which to file) all U.S. federal income Tax and other material Tax Returns required to be filed by any of them, except where the failure to timely file such Tax Return, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All such Tax Returns are complete and accurate in all material respects. The Company and each of its Subsidiaries have paid or caused to be paid all U.S. federal income Taxes and other material Taxes that are required to be paid by any of them, except with respect to matters contested in good faith and for which adequate reserves have been established and maintained on the financial statements of the Company and its Subsidiaries in accordance with GAAP.

(b) The most recent audited consolidated balance sheet of the Company (or the notes thereto) included in the SEC Documents filed prior to the date hereof properly accrues in accordance with GAAP the material liabilities of the Company and its Subsidiaries for Taxes with respect to all periods through the date of such balance sheet, and since such date, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business.

(c) The U.S. federal income Tax Returns of the Company through the Tax year ending December 31, 2008 have been closed (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired). All assessments for Taxes due with respect to completed and settled examinations have been fully paid. There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of U.S. federal income Tax or other material Tax matters of the Company or its Subsidiaries. No extension or waiver of the limitation period applicable to any U.S. federal income Tax Return or other material Tax Return of the Company or any of its Subsidiaries is in effect.

(d) There are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable.

(e) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

(f) Neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury regulations promulgated thereunder during any open tax periods which have not been properly disclosed on a Tax Return delivered or made available to Parent.

(g) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in or exclude any material item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) closing agreement described in Section 7121 of the Code (or any similar provision of other applicable Tax Law) entered into on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or before the Closing Date, (iv) prepaid amount received on or before the Closing Date, or (v) indebtedness discharged with respect to which an election has been made under Section 108(i) of the Code.

(h) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is a party to any material Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement, which obligates the Company or any of its Subsidiaries to indemnify another party to any such agreement for tax obligations, other than (i) agreements solely among the Company and its wholly-owned Subsidiaries, (ii) credit agreements and other debt documents, (iii) other commercial agreements entered into in the ordinary course of business not primarily about Taxes, (iv) agreements entered into in the ordinary course of business providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by the Company or its Subsidiaries, (v) agreements entered into in the ordinary course of business for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business, (vi) provisions of employment agreements compensating employees for any increase in taxation of such employee’s income resulting from the performance of work for the Company outside of such employee’s country of residence, and (vii) agreements pursuant to which the Company or one or more of its Subsidiaries is solely a beneficiary of, and not an obligor under, the tax indemnification, sharing or allocation provisions of such agreement.

(i) None of the Subsidiaries of the Company (i) is or has ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a U.S. corporation under Section 7874(b) of the Code or (ii) was not created or organized in the United States such that it would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulation Section 301.7701-5(a).

(j) As used in this Agreement, (i) “Tax” or “Taxes” means all income, profit, gross receipts, capital, net worth sales, use, transfer, franchise, inventory, capital stock, value added, ad valorem, license, withholding, payroll, employment, social security, unemployment, excise, escheat or unclaimed property, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever (including all interest, penalties, fines, additions to tax or additional amounts) imposed by any Governmental Entity whether disputed or not, and including any obligation to indemnify or otherwise assume or succeed to the liability of any other Person for any of the foregoing by Law, Contract or otherwise; and (ii) “Tax Return” means any return, report or similar filing (including any amendments, schedules, or attachments thereto) filed or required to be filed with respect to Taxes with any Governmental Entity.

Section 4.15 Property. Except as set forth in Section 4.15 of the Company Disclosure Schedule or as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries has good, valid and marketable title to, or good and valid leasehold or sublease interest or other comparable Contract rights in or relating to, all of its real and other properties and assets which are reflected on the most recent consolidated balance sheet of the Company contained in the SEC Documents as being owned by the Company or one of its Subsidiaries, free and clear of any Liens other than Permitted Liens, except as have been disposed of in the ordinary course of business consistent with past practice since the date of such balance sheet; (ii) the Company and each of its Subsidiaries has complied in all respects with the terms of all leases or subleases to which it is a party and under which it is in occupancy, and all leases to which the Company or any of its Subsidiaries is a party and under which it is in occupancy are in full force and effect; (iii) neither the Company nor any of its Subsidiaries has received any written notice of any breach or default with respect to any lease or sublease to which it is a party which breach or default continues on the date of this Agreement and (iv) neither the Company nor any of its Subsidiaries has received written notice from any lessor with respect to the termination, non-renewal or renegotiation of the terms of any such lease.

Section 4.16 Intellectual Property.

(a) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, either the Company or one or more of its Subsidiaries owns or is licensed or otherwise possesses valid and enforceable rights to use all Intellectual Property used in or necessary for the conduct of the businesses of the Company and its Subsidiaries as currently conducted (“Company Intellectual Property”) free and clear of all Liens except Permitted Liens. Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened claims by any Person alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise interfered with the Intellectual Property of any Person, and (ii) since January 1, 2011, the Company has not received any written notice alleging that the conduct of the business of the Company and its Subsidiaries has infringed, misappropriated or otherwise interfered with any Intellectual Property of any Person.

(b) The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve their rights in all material Company Intellectual Property.

(c) Except as set forth in Section 4.16(c) of the Company Disclosure Schedule, and excluding non-exclusive licenses by the Company and its Subsidiaries under which the Company or its Subsidiaries receives less than $250,000 per year, neither the Company nor any of its Subsidiaries has licensed any material Company Intellectual Property owned by the Company and its Subsidiaries to any third party, nor has the Company or any of its Subsidiaries entered into any Contract limiting or imposing any obligation or condition on its right or ability to use, license, sell, distribute or otherwise exploit fully any Company Intellectual Property.

(d) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2011, there has been no settlement, forbearance to sue, consent, or Order to which the Company or any of its Subsidiaries is a party or with respect to which such party is bound that (i) restricts the rights of the Company or any of its Subsidiaries to use, license, sell, distribute or otherwise exploit fully any Company Intellectual Property or (ii) permits third parties to use any Company Intellectual Property owned by the Company and its Subsidiaries other than on behalf of the Company and its Affiliates.

(e) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with its privacy policies and terms of use and with all applicable data protection, privacy and other Laws governing the collection, use, storage, distribution, transfer or disclosure (whether electronically or in any other form or medium) of any information or data.

Section 4.17 Insurance. Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law and in accordance with standard industry practices, (b) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, and all premiums required to be paid thereon have been paid in accordance with the payment terms of such insurance policy so as not to result in a termination or lapse in coverage and (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy or has taken any action or failed to take any action which, with notice or lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Since January 1, 2011, neither the Company nor any of its Subsidiaries has received any written notice of cancellation, invalidation or termination or, as of the date of this Agreement, denial of coverage, rejection of a material claim or material adjustment in the amount of the premiums payable under any material insurance policy maintained by the Company or any of its Subsidiaries.

Section 4.18 Affiliate Transactions. Except as set forth in Section 4.18 of the Company Disclosure Schedule, since January 1, 2011 there have not been any transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreements, arrangements or understandings (each, an “Affiliate Transaction”) required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the SEC Documents filed prior to the date of this Agreement. The Company has made available to Parent copies of each material Contract or other relevant material documentation (including any amendments or modifications thereto) available as of the date of this Agreement with respect to each Affiliate Transaction.

Section 4.19 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Information Statement or Proxy Statement, as applicable, will, at the date it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Statement or Proxy Statement, as applicable, and any other document required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the Transactions will comply as to form in all material respects with the requirements of the Exchange Act or any other applicable federal securities laws, as the case may be.

Section 4.20 Finders or Brokers. No broker, investment banker, financial advisor or other person (other than Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”)) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. A copy of the engagement letter between the Company and Merrill Lynch, as amended and in effect as of the date hereof, has been provided to Parent prior to the date hereof which copy is true and complete subject to redactions of the portions of such letter relating to the calculation of the fee payable to Merrill Lynch. The Company has separately provided Parent with the result of a calculation of the approximate amount of the fee that will be payable to Merrill Lynch as a result of the Merger.

Section 4.21 Opinion of Financial Advisor. The Board of Directors has received the opinion of Merrill Lynch, dated as of the date of this Agreement, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Class A Common Stock in the Merger is fair, from a financial point of view, to such holders (the “Fairness Opinion”), and such opinion has not been modified, revoked or rescinded in any respect as of the date hereof.

Section 4.22 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of Parent and Sub in Section 5.10, no Takeover Law applies or purports to apply to the Company with respect to this Agreement, the Merger and the other Transactions. The restrictions contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Support Agreement and to the consummation of the Transactions. The Company does not have any stockholder rights plan, “poison pill” or similar arrangement in effect.

Section 4.23 Customers. Section 4.23 of the Company Disclosure Schedule sets forth a list showing the ten (10) largest customers (each, a “Significant Customer”) of the Company and its Subsidiaries, taken together, in each case, determined by total Revenue After Raw Materials Costs (as such term is described in the SEC Documents) during the twelve (12) month period ending on June 30, 2013. Since December 31, 2012, no Significant Customer has notified the Company in writing, or to the Knowledge of the Company, orally that it has, or intends to, to (a) terminate its customer relationship with the Company or any of its Subsidiaries or (b) otherwise change, materially and adversely, the overall terms and conditions on which the Company or any of its Subsidiaries provides services to such Significant Customer.

Section 4.24 Fees and Expenses. The Company has separately provided Parent with a good faith estimate of the costs, fees and expenses of the Company’s legal counsel, accountants and consultants incurred by the Company and its Subsidiaries for the period of July 1, 2013 through Closing (assuming a Closing occurs within three months of the date hereof) (but excluding any fees and expenses of the Company’s investment bankers or any fees and expenses related to any litigation) in connection with its documentation, diligence, negotiation and execution of this Agreement and the consummation of the Transactions.

Section 4.25 No Additional Representations. Except for the representations and warranties contained in this Article IV and the Support Agreement, all of which Parent and Sub are relying upon, neither the Company nor any other Person acting on behalf of the Company makes any representation or warranty, express or implied. The representations and warranties set forth in this Article IV are made solely by the Company, and none of the Company’s Representatives, acting in their individual capacity, shall have any responsibility or liability related thereto.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as set forth in the disclosure schedules delivered by Parent and Sub to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Sub jointly and severally represent and warrant to the Company as follows:

Section 5.01 Organization; Qualification.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and its Sub has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not, individually or in the aggregate, be reasonably expected to prevent or materially delay consummation of the Merger and the other Transactions, or Parent’s and Sub’s ability to observe and perform their material obligations hereunder (“Parent Material Adverse Effect”).

(b) Each of Parent and its Sub is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) as a foreign entity in each jurisdiction where the nature of its business or the ownership, leasing or operation of its respective assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. Each of Parent and Sub has made available to the Company complete and correct copies of its respective

Organizational Documents, each as amended to date, and each such Organizational Document as made available to the Company is in full force and effect. Neither Parent nor Sub is in violation of its Organizational Documents.

Section 5.02 Operation and Ownership of Parent and Sub. Parent and Sub have been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have engaged in any business activities, other than activities pursuant to this Agreement, the performance of its respective obligations hereunder and matters ancillary thereto. Parent owns, beneficially and of record, all the outstanding shares of capital stock of Sub, free and clear of all Liens. There are no options, warrants or other rights, agreements, arrangements or commitments to which Sub is a party relating to the issued or unissued capital stock or other equity interests in Sub to grant, issue or sell any shares of the capital stock, or other equity interests in Sub, by sale or otherwise. There are no obligations, contingent or otherwise, of Sub to repurchase, redeem or otherwise acquire any shares of the capital stock of Sub.

Section 5.03 Authority; No Violation.

(a) Each of Parent and Sub has all requisite power and authority to enter into this Agreement and, subject to adoption of this Agreement by Parent as sole stockholder of Sub (which adoption will occur immediately following execution of this Agreement) and the filing of the Certificate of Merger pursuant to the DGCL, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement by each of Parent and Sub, the consummation of the Merger and the other Transactions and compliance with the provisions of this Agreement, by each of Parent and Sub have been duly authorized by all requisite corporate action on the part of each of Parent and Sub, and no other corporate proceedings on the part of Parent and Sub (including any stockholder action) on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the Transactions, including the Merger subject, in the case of filing the Certificate of Merger and consummating the Merger, to adoption of this Agreement by Parent as sole stockholder of Sub (which adoption will occur immediately following execution of this Agreement). This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming this Agreement has been duly authorized, executed and delivered by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights generally and to equitable principles (whether considered in a proceeding in equity or at law).

(b) The execution, delivery and performance by Parent and Sub of this Agreement and the consummation of the Merger and the other Transactions by Parent and Sub and compliance with the provisions hereof by Parent and Sub do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity with respect to Parent or Sub or any of their respective assets or businesses, other than (i) the filing of the Certificate of Merger as required by the DGCL; (ii) compliance with the applicable requirements of the HSR Act and the filings and receipt, termination or expiration as applicable, of such other approvals or waiting periods as may be required under any other applicable Antitrust Laws; (iii) compliance with the applicable requirements of the Exchange Act; (iv) as disclosed or required to be disclosed in the Company Disclosure Schedule; and (v)

any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

(c) The execution, delivery and performance by Parent and Sub of this Agreement does not, and the consummation of the Merger and the other Transactions and compliance with the provisions hereof by Parent and Sub will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under any (A) Contract to which Parent or Sub is a party, or (B) permit, concession, franchise, right or license binding upon Parent or Sub, (ii) result in the creation of any Liens upon any of the properties or assets of Parent or Sub, (iii) conflict with or result in any violation of any provision of the Organizational Documents of Parent or Sub or (iv) assuming that the consents and approvals referred to in Section 5.03(b) are obtained and Parent consents to the adoption of this Agreement as sole stockholder of Sub (which adoption will occur immediately following execution of this Agreement), conflict with or violate any applicable Laws, other than, in the case of clauses (i), (ii) and (iv), as would not, individually or in the aggregate, have or be reasonably be expected to have a Parent Material Adverse Effect.

Section 5.04 Financing.

(a) Parent has delivered to the Company true, complete and correct copies, including all exhibits, schedules or amendments thereto, of the fully executed (i) commitment letters, each dated as of the date of this Agreement, between Parent and F.L.P. Trust #14, P.G. Gigi Trust M, F.L.P. Trust #11, P.G. Tom Trust M and P.G. Tom Trust (each, a “Sponsor” and collectively, the “Sponsors”), respectively, and attached hereto as Exhibit A (together, the “Equity Commitment Letters”), pursuant to which each of the Sponsors has committed, upon the terms and subject to the conditions set forth therein, to invest in Parent the cash amounts set forth in its Equity Commitment Letter (together, the “Equity Financing”), and (ii) commitment letter, dated as of the date of this Agreement, among Parent, Sub and JPMorgan Chase Bank, N.A. and Goldman Sachs Bank USA and attached hereto as Exhibit B (the “Debt Commitment Letter” and together with the Equity Commitment Letters, the “Financing Commitments”), pursuant to which the Lender Parties have committed, upon the terms and subject to the conditions set forth therein, to lend the amounts set forth in the Debt Commitment Letter (the “Debt Financing” and together with the Equity Financing, the “Financing”). In no event will the receipt of the Financing by Parent or Sub (or any other financing transaction) be a condition to any of Parent or Sub’s obligations hereunder.

(b) None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and, as of the date of this Agreement, the respective commitments contained in the Financing Commitments have not been modified, withdrawn, terminated or rescinded in any respect. As of the date hereof, except for (i) the Debt Fee Letter, (ii) the Financing Commitments and (iii) customary engagement letters with respect to debt securities that may form part of the Debt Financing (none of which would adversely affect the amount or availability of the Debt Financing), there are no other agreements, side letters or arrangements to which Parent or Sub is a party relating to the funding or investing of the Financing. As of the date hereof, the Financing Commitments are in full force and effect and constitute the legally valid and binding obligations of Parent and Sub, as applicable, the other parties to the Equity Commitment Letters and, to the knowledge of Parent, the other parties to the Debt Commitment Letter. There are no conditions precedent between Parent or Sub, on the one hand, and any other party to the Financing Commitments or the executed fee letter, dated as of the date hereof, among Parent, Sub and JPMorgan Chase Bank, N.A. and Goldman Sachs Bank USA (a true, complete and correct copy of which has been furnished to the Company with the pricing terms, fee amounts and certain economic terms redacted) (the “Debt Fee Letter”), on the other hand, related to the funding of the full amount of the Financing (including any “flex” provisions contained in the Debt Fee Letter), other than as expressly set forth in the Financing Commitments. Assuming (i) the representations and warranties of the Company in this Agreement are true and correct (without regard, in the case of the representations contained in Section 4.07, to any qualification by or reference to “Company Material Adverse Effect”), (ii) the Company has performed and complied with its covenants under this Agreement, (iii) the conditions set forth in Article VII have been satisfied and (iv) the Financing is funded in accordance with the Financing Commitments, the proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitments, in the aggregate and together with the available cash, cash equivalents and marketable securities of the Company, will be sufficient for Parent to pay the Merger Consideration and all related fees and expenses at the Closing and to provide for any required repayment or refinancing of Indebtedness of the Company. As of the date hereof, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by Parent or Sub under the Financing Commitments, and Parent does not have any reason to believe that any of the conditions to the Financing Commitments will not be satisfied or that the Financing will not be available to Parent or Sub, as applicable, on the Closing Date. Parent has fully paid all commitment fees and other fees required to be paid on or prior to the date hereof pursuant to the Financing Commitments and will pay in full all amounts due on or before the Closing Date.

Section 5.05 Limited Guaranty. Concurrently with the execution of this Agreement, each of the Sponsors has duly executed and delivered to the Company the limited guaranty by such Sponsor, dated as of the date of this Agreement, in favor of the Company (each, a “Limited Guaranty” and collectively, the “Limited Guaranties”) and attached hereto as Exhibit C. Each Limited Guaranty is in full force an effect and is a legal, valid and binding obligation of the Sponsor party thereto, enforceable against such Sponsor in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. As of the date of this Agreement, there is no default under any Limited Guaranty by the Sponsor party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by such Sponsor.

Section 5.06 Litigation. As of the date of this Agreement, there is no Litigation pending or, to the knowledge of Parent, threatened against Parent, Sub, either Sponsor or any of their respective Affiliates that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, there is no Order outstanding against Parent, Sub, either Sponsor or any of their respective Affiliates that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.07 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub or any of their Subsidiaries for inclusion or incorporation by reference in the Information Statement or Proxy Statement, as applicable, will, at the date it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.08 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger or the other Transactions based upon arrangements made by or on behalf of Parent or Sub or their Affiliates (including each Sponsor and its Affiliates).

Section 5.09 No Competing Businesses. None of Parent’s Affiliates, any other Entity within the same Person as Parent or any Associate of such Person derive any revenue in, and none of Parent, any of its Affiliates, any other Entity within the same Person as Parent or any Associate of such Person (together, “Parent’s Competition Law Group”) is, or beneficially owns equity interests or voting securities (including any equity interests or voting securities that may be acquired through the conversion or exchange of securities or the exercise of options, warrants or other rights) in excess of 4.9% of the outstanding capital stock of, an Entity that derived revenue in any NAICS code or NACE code set forth in Section 5.09 of the Company Disclosure Schedule since the beginning of its most recent completed fiscal year, or is as of the date of this Agreement party to, or in negotiations to become party to, a Contract to acquire such beneficial ownership. No member of Parent’s Competition Law Group is engaged in or has an ownership interest (other than an ownership of up to 4.9% of the outstanding publicly-traded equity securities) in any Person or Entity engaged in (a) the steel production industry or (b) any line of business described with respect to the Company in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 19, 2013. As used in this Section 5.09, (i) the terms “Entity”, “Person”, “Acquiring Person” and “Associate” have the respective meanings given to such terms in the rules promulgated under the HSR Act, and (ii) “NAICS” refers to North American Industry Classification System and “NACE” refers to Statistical Classification of Economic Activities in the European Community (in French: Nomenclature statistique des activités économiques dans la Communauté européenne).

Section 5.10 Ownership of Company Common Stock. None of Parent, Sub, each Sponsor or any of their Affiliates beneficially own (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) five percent or more of the Company’s Class A Common Stock as of the date of this Agreement.

Section 5.11 Solvency. Assuming (a) the Company is Solvent as of the date hereof and as of immediately prior to the Closing (and for the avoidance of doubt, in each case before giving effect to any Indebtedness incurred or to be incurred to consummate the Transactions), (b) the accuracy of the representations and warranties of the Company (without regard to, in the case of the representations contained in Section 4.07, any qualification by or reference to “Company Material Adverse Effect”) set forth in Article IV, (c) the performance in all material respects by the Company of its covenants under this Agreement, (d) the conditions set forth in Section 7.02 have been satisfied, and (e) the estimates, projections and forecasts of the Company that have been provided to Parent and its Representatives prior to the date of this Agreement have been prepared in good faith upon assumptions that were reasonable when prepared, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Merger and the other Transactions (after giving effect to any financing and the payment of the Merger Consideration, any repayment or refinancing of any Indebtedness of the Company, the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses). For the purposes of this Agreement, the term “Solvent” means that, as of any date of determination and with respect to any Person: (i) the sum of the Indebtedness (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, taken as a whole; (ii) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (iii) such Person and its Subsidiaries, taken as a whole, do not have or intend to incur Indebtedness including current obligations beyond their ability to pay such Indebtedness as they mature in the ordinary course of business; provided, however, that for the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under GAAP).

Section 5.12 Certain Arrangements. Except as set forth in Section 5.12 of the Parent Disclosure Schedule, there are no Contracts between Parent or Sub (or any of their respective Affiliates) and any of the Company’s officers or other Management Level Employees or directors as of the date hereof that relate in any way to their employment, the Company, the Company’s Subsidiaries or the Transactions.

Section 5.13 No Reliance. Each of Parent and Sub agrees and acknowledges that, except for the representations and warranties expressly set forth in Article IV, as modified by the Company Disclosure Schedule and any certificate delivered by or on behalf of the Company hereunder, or the Support Agreement, all of which Parent and Sub are relying upon, neither the Company nor any of its subsidiaries, or any of their respective stockholders, trustees, Affiliates or Representatives or any other person, has made or is making, and Parent and Sub have not relied upon, any other representations or warranties, statutory, common law or otherwise, of any nature, oral or written, past, present or future, including any other representations or warranties, express or implied, or as to the accuracy or completeness of any other information, made by, or made available by, itself or any of its Representatives, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the Transactions, notwithstanding the delivery or disclosure to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, including in certain “data rooms,” management presentations or other information provided or made available to Parent, Sub or their Representatives in anticipation or contemplation of any of the Transactions. Furthermore, in connection with the due diligence investigation of the Company and its business and operations by and on behalf of Parent and Sub, Parent, Sub and their Representatives have received and may continue to receive from the Company or its Representatives certain estimates, projections, forecasts and other forward-

looking information, as well as certain business plan information, regarding the Company and its business and operations. Each of Parent and Sub hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which each of Parent and Sub is familiar, that each of Parent and Sub is making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that each of Parent and Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, trustees, Affiliates or Representatives, with respect thereto, except for, in the case of the Company, the representations and warranties expressly set forth in Article IV, as modified by the Company Disclosure Schedule and any certificate delivered by or on behalf of the Company hereunder, or, in the case of the Principal Stockholders, the Support Agreement, all of which Parent and Sub are relying upon. Accordingly, each of Parent and Sub hereby acknowledges that none of the Company or any of its subsidiaries, or any of their respective stockholders, trustees, Affiliates or Representatives, has made or is making any representation or warranty with respect to, and Parent and Sub have not relied upon, such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans), except for, in the case of the Company, the representations and warranties expressly set forth in Article IV, as modified by the Company Disclosure Schedule and any certificate delivered by or on behalf of the Company hereunder, or, in the case of the Principal Stockholders, the Support Agreement, all of which Parent and Sub are relying upon.

ARTICLE VI.

COVENANTS AND AGREEMENTS

Section 6.01 Conduct of Business of the Company. From the date of this Agreement through the Effective Time (the “Interim Period”), except as set forth on Section 6.01 of the Company Disclosure Schedule, as expressly required by the terms of this Agreement, as required by Law or the regulations or requirements of the NYSE or with the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, retain the services of its present officers and employees, preserve the good will of and relationships with its customers, suppliers and other Persons with whom it has similar business relationships and make growth capital expenditures and maintenance capital expenditures in a manner consistent with past practices. Without limiting the generality of the foregoing, during the Interim Period, except as set forth in Section 6.01 of the Company Disclosure Schedule, as expressly required by the terms of this Agreement, or as required by Law or the regulations or requirements of the NYSE, the Company shall not, and shall not permit any of its Subsidiaries to (and shall cause its Subsidiaries not to), without the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed):

(a) amend, modify, waive or rescind any provisions of its Organizational Documents;

(b) adjust, split, combine or reclassify any of its capital stock;

(c) make, declare or pay any dividend (other than (i) the cash dividend payable by the Company in the amount of $0.10 per share that was declared on July 26, 2013 and (ii) any cash dividends paid by direct or indirect Subsidiaries of the Company to the Company or another Subsidiary of the Company) or distribution, whether payable in cash, stock or property, on any of its capital stock or other voting securities or equity interests other than distributions to the Company or its Subsidiaries; provided that any such dividend or distribution to be paid by a Subsidiary that is not a wholly-owned Subsidiary shall be made only to the extent required by and in accordance with its Organizational Documents;

(d) purchase, redeem or otherwise acquire any shares of its capital stock or other voting securities or equity interests or any options, warrants or other rights to acquire any such shares, securities or equity interests, other than (i) the acquisition by the Company or one of its wholly-owned Subsidiaries of securities of a wholly-owned Subsidiary of the Company, (ii) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (iii) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Incentive Plan, and (iv) the acquisition by the Company of Stock Options or Restricted Stock in connection with the forfeiture of such awards, in each case, in accordance with the terms of the agreements governing the Company Stock Options or Restricted Stock, as applicable;

(e) issue, deliver, sell, grant or cause a Lien to be placed upon any shares of its capital stock or other voting securities or equity interests, any securities convertible or exchangeable into any such shares, voting securities or equity interests, any options, warrants or other rights to acquire any such shares, voting securities, equity interests or convertible or exchangeable securities, any stock-based performance units, profits interests or any other rights that give any Person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock, other than upon the exercise or settlement of the Company Stock Options outstanding on the date of this Agreement in accordance with their present terms;

(f) merge or consolidate with any Person, or purchase a substantial equity interest in or a substantial portion of the assets of, any Person or any business or division thereof;

(g) transfer, sell, lease, license, or otherwise abandon or dispose of or permit a Lien (other than any Permitted Lien) to be placed upon any of its material properties or assets, other than (i) in the ordinary course of business consistent with past practice and (ii) purchases or sales of assets pursuant to the express terms of Contracts existing as of the date hereof;

(h) adopt a plan of complete or partial liquidation or dissolution of the Company or any Subsidiary;

(i) materially amend or modify, cancel or terminate (except a termination caused by, or upon default of, any other party thereto) any Material Contract; provided, however, that, for the avoidance of doubt, this subsection (i) shall not restrict the Company or any of its Subsidiaries from entering into replacements, renewals or extensions of any existing Contracts or amending or modifying existing Contracts in the ordinary course of business consistent with past practice; provided, further, that this subsection (i) shall not restrict the Company with respect to Contracts which are the subject of Section 6.01(l) or (u);

(j) enter into any Contract that would have been required by items (i), (vii), (viii), (ix), (xi), (xii), (xiv), (xvi), (xvii) or (xviii) of Section 4.11(a) to be set forth on Section 4.11(a) of the Company Disclosure Schedule had such Contract been entered into prior to the date hereof, except, in the case of items (i), (xi), (xii), (xvii) and (xviii), in the ordinary course of business consistent with past practice or, in case of item (vii), to the extent permitted by Section 6.01(l) or (u);

(k) (i) incur, create, assume, redeem, repurchase, prepay, defease, cancel or otherwise acquire, or modify, any Indebtedness of the type described in clauses (i), (ii) and (iii) of the definition of Indebtedness in excess of $2.5 million in the aggregate, or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings, prepayments and other payments under the Company’s existing credit facilities that are made in the ordinary course of business consistent with past practice, or any renewals or refinancing of letters of credit, bankers’ acceptances or other similar facilities or other similar financing arrangements, in each case, under the Company’s credit facilities, or (ii) make any loans, advances or capital contributions to, or investments in, any Person in excess of $2.5 million in the aggregate, other than any of its wholly-owned Subsidiaries;

(l) except as required by Law or pursuant to the terms of any Company Benefit Plan or written agreement disclosed to Parent in the Company Disclosure Schedule, in each case as in effect on the date of this Agreement, (1) grant to any current employee any increase in base compensation (other than increases in base salary and bonus level in the ordinary course of business for employees other than Management Level Employees), (2) grant to any Management Level Employee any increase in base compensation, bonus level, severance, retention, change in control payment or termination payment, (3) grant to any member of the Board of Directors that is not a Management Level Employee any increase in director’s fees or other similar compensation, any bonus, severance, retention, change in control payment or termination payment, (4) enter into any employment, consulting, severance, retention or termination agreement with (x) any Management Level Employee or (y) any other employee pursuant to which the total annual compensation (exclusive of benefits costs) under such agreement is in excess of $300,000, (5) establish, adopt, enter into, amend, terminate or waive in any material respect any Company Benefit Plan except with respect to annual renewals or any amendment that would not materially increase the costs of such Company Benefit Plan or in connection with an Ordinary Course CBA, (6) take any action to accelerate any rights or benefits under any Company Benefit Plan, (7) grant or increase any change in control payments to any employee, or (8) establish or increase severance benefits under any Company Benefit Plan, other than in connection with an Ordinary Course CBA; provided, however, that this Section 6.01(l) shall not prohibit paying severance or termination pay to former employees under any Company Benefit Plan in existence on the date hereof, or otherwise in the ordinary course of business consistent with past practice;

(m) make any capital expenditure other than (i) in accordance with the Company’s capital expenditure plan set forth on Annex 6.01 to Section 6.01 of the Company Disclosure Schedule and (ii) otherwise in the ordinary course of business consistent with past practice in an amount not to exceed $10.0 million, individually, and $40.0 million in the aggregate for all such capital expenditures;

(n) make any material change in accounting methods, principles or practices by the Company or any of its Subsidiaries materially affecting the consolidated assets, liabilities or results of operations of the Company, except as required (i) by GAAP, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by Law, including Regulation S-X under the Securities Act;

(o) enter into any Contract that restricts the ability of the Company or any of its Subsidiaries (or Parent and its Affiliates after the Merger) to compete, in any material respect, with any business or in any geographic area, or to solicit customers, except for restrictions that may be contained in Contracts entered into in the ordinary course of business consistent with past practice;

(p) subject to Section 6.17, settle or compromise any pending or threatened Litigation other than such settlements or compromises (i) that do not pose any material restrictions on the operations or business of the Company and its Subsidiaries taken as a whole and (ii) where the settlement amount to be paid by the Company (less the amount reserved for such matters by the Company that is reflected (but not necessarily identified) on its consolidated balance sheet prior to the date hereof) in such settlement or compromise does not exceed $3.0 million individually or $10.0 million in the aggregate;

(q) fail to use reasonable efforts to keep in force its material insurance policies or obtain comparable replacement policies to the extent available for a reasonable cost;

(r) enter into any new line of business outside of its existing business segments;

(s) convene any regular or special meeting (or any adjournment thereof), or solicit the written consent (other than the Stockholder Written Consent), of the Company’s stockholders;

(t) make any material Tax election, settle or compromise any claim, notice, audit or assessment in respect of material Taxes, file any amended material Tax Return, enter into any Tax allocation, sharing, indemnity or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, in each case, other than in the ordinary course of business consistent with past practice;

(u) enter into, amend or modify, cancel or terminate (except a termination caused by, or upon default of, any other party thereto) or renew any CBA other than one constituting an Ordinary Course CBA; or

(v) authorize, commit or agree to do any of the foregoing.

Section 6.02 Conduct of Business of Parent and Sub. During the Interim Period, each of Parent and Sub shall not, directly or indirectly, take any action or fail to take any action that would, or would reasonably be expected to, individually or in the aggregate, materially delay or impede the consummation of the Merger or the other Transactions.

Section 6.03 Acquisition Proposals.

(a) Except as expressly permitted by this Section 6.03, from the date hereof until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Article VIII, the Company and its Subsidiaries shall, and the Company shall cause its and its Subsidiaries’ Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person that may be ongoing with respect to any Acquisition Proposal. With respect to any Person with whom such solicitations, discussions or negotiations have been terminated, the Company shall request such Person to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of the Company.

(b) Except as expressly permitted by this Section 6.03, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company and its Subsidiaries shall not, and the Company shall cause its and its Subsidiaries’ Representatives not to, (i) initiate, solicit or knowingly facilitate or knowingly encourage any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, or afford access to the books or records or directors, officers, employees or other Representatives of the Company or any of its Subsidiaries to any Person with respect to, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (iii) approve, endorse, recommend or enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 6.03(c)), relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”), (iv) take any action to make the provisions of any Takeover Law inapplicable to any transaction contemplated by an Acquisition Proposal, (v) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the Company in respect of or in contemplation of an Acquisition Proposal (other than, until the later of (I) receipt of the Stockholder Approval and (II) the Consent End Date, (A) consents under confidentiality agreements to the sharing of information with a counterparty’s debt and equity financing sources and the use of expert networks and (B) to the extent the Board of Directors determines in good faith, after consultation with its outside financial and legal advisors, that failure to take any of such actions under this clause (v) would be inconsistent with its fiduciary duties to the holders of Company Common Stock under applicable Law), or (vi) publicly propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in Section 6.03(a) or 6.03(b) at any time following the date of this Agreement and prior to the later of (x) 11:59 p.m. (New York City time) on the date that is thirty-five days after the date hereof (the “Consent End Date”) (in the event that the Stockholder Written Consent is delivered to the Company in accordance with Section 6.04(a) hereof) or (y) the date and time on which Stockholder Approval is obtained (the “Stockholder Approval Date”) (in the event that the Stockholder Written Consent is not delivered to the Company in accordance with Section 6.04(a) hereof and this Agreement is not terminated in accordance with Section 8.01(g)), if the Company receives a bona fide written Acquisition Proposal from any Person that was not received or obtained in material violation of this Section 6.03, (i) the Company and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person if the Company receives from such Person (or has received from such Person) an executed confidentiality and standstill agreement that is no less restrictive of such Person in the aggregate than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); provided that the Company shall promptly make available to Parent any material nonpublic information concerning the Company and its Subsidiaries that is provided to any Person making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives, and (ii) the Company and its Representatives may engage in, enter into, or otherwise participate in any discussions or negotiations with such Person with respect to such Acquisition Proposal, if and only to the extent that prior to taking any action described in clauses (i) or (ii) above, the Board of Directors determines in good faith (A) after consultation with its outside financial and legal advisors, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to the holders of Company Common Stock under applicable Law.

(d) Following the date of this Agreement, the Company shall promptly (and in any event within twenty-four hours) notify Parent if it takes any action described in clauses (i) and (ii) of Section 6.03(c), which notice shall include the identity of the Person making the Acquisition Proposal and a copy of the Acquisition Proposal to which such action relates (if made in writing) or the material terms and conditions thereof (if not made in writing). Following the date of this Agreement, the Company shall keep Parent reasonably informed (orally or in writing) on a prompt basis (and in any event within twenty-four hours) of any material developments, material discussions or material negotiations regarding any Acquisition Proposal described in the immediately preceding sentence and, upon the reasonable request of Parent, shall apprise Parent of the status of any discussions or negotiations with respect thereto. None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any agreement that would prohibit them from providing such information to Parent.

(e) Neither the Board of Directors nor any committee thereof shall (x) withdraw or modify or amend or qualify (in a manner adverse to Parent), or propose publicly to withdraw or modify or amend or qualify (in a manner adverse to Parent), the Recommendation, (y) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company

(including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the holders of Company Common Stock, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof pursuant to Rule 14d-2 under the Exchange Act; or (z) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of the actions specified in the foregoing clauses (x), (y) or (z), a “Change of Recommendation”). Notwithstanding anything in Section 6.03 to the contrary, the Board of Directors may, at any time prior to (x) the Consent End Date (in the event that the Stockholder Written Consent is delivered to the Company in accordance with Section 6.04(a) hereof) or (y) the Stockholder Approval Date (in the event that the Stockholder Written Consent is not delivered to the Company in accordance with Section 6.04(a) hereof and this Agreement is not terminated in accordance with Section 8.01(g)), but subject to compliance with clauses (i) and (ii) below, (A) effect a Change of Recommendation if, as a result of an event, development or change in circumstances that first occurs, arises or becomes known after the date of this Agreement (other than the receipt, existence or terms of any Acquisition Proposal, which is subject to clause (B) below, or any matter relating thereto or consequence thereof), the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would be inconsistent with its fiduciary duties to the holders of Company Common Stock under applicable Law or (B) effect a Change of Recommendation or terminate this Agreement to enter into a definitive Alternative Acquisition Agreement, in each case, with respect to a Superior Proposal, if (1) the Company receives a bona fide written Acquisition Proposal which the Board of Directors concludes in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent pursuant to clause (ii) below, and (2) the Board of Directors determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to the holders of Company Common Stock under applicable Law; provided, however, that, in the case of the foregoing clauses (A) and (B) the Board of Directors may not effect or make a Change of Recommendation or, as applicable, terminate this Agreement pursuant to this Section 6.03(e) and Section 8.01(h) unless, in the case of clause (B) above, such Superior Proposal did not result from a breach by the Company of this Section 6.03, and, in the case of clauses (A) and (B) above:

(i) the Company shall have provided prior written notice to Parent and Sub of its intention to effect or make a Change of Recommendation or terminate this Agreement as contemplated by this Section 6.03(e) at least four calendar days in advance of taking such action (the “Notice Period”), which notice shall include, in the case of clause (B) above, an unredacted copy of such Superior Proposal (including the identity of the Person making such Superior Proposal), and shall have contemporaneously provided a copy of the then-current form of all relevant transaction agreements relating to such Superior Proposal (and any debt and equity financing materials related thereto that were provided to the Company); and

(ii) prior to effecting or making a Change of Recommendation or terminating this Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, (x) the Company shall have negotiated, and shall have directed its Representatives to negotiate, during the Notice Period, with Parent and Sub in good faith (to the extent Parent and Sub desire to negotiate) to make adjustments to the terms and conditions of this Agreement, (y) the Board of Directors shall have considered in good faith (after consultation with its outside legal counsel and financial advisors) any adjustments to this Agreement submitted in writing by Parent and Sub during the Notice Period, and (z) the Board of Directors shall have determined in good faith that, after giving effect to such adjustments, the Superior Proposal still constitutes a Superior Proposal (in the case of clause (B) above) or it would be inconsistent with its fiduciary duties to the holders of Company Common Stock under applicable Law to not effect a Change in Recommendation.

In the event of any material revision to the terms of any such Superior Proposal, including any change in any price term thereof, the Company shall be required to deliver a new written notice to Parent and Sub and to again comply with the requirements of this Section 6.03(e) with respect to such new written notice, except that the Notice Period shall be reduced to two calendar days for any such new notice. If the Company shall have given the notice contemplated by subparagraph (i) above with respect to a Superior Proposal prior to the Consent End Date, the Consent End Date shall be extended with respect to such Superior Proposal until the twenty-four (24) hours following the conclusion of the procedures described in subparagraph (ii) above and the immediately preceding sentence.

(f) Subject to the proviso in this Section 6.03(f), nothing contained in this Section 6.03 shall be deemed to prohibit the Company, the Board of Directors or any committee of the Board of Directors from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided, however, that any disclosure permitted under clause (i) of this Section 6.03(f) shall be deemed a Change of Recommendation unless it includes either an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Recommendation.

(g) For purposes of this Agreement:

(i) “Acquisition Proposal” means any inquiry, offer or proposal from any Person (a) that is structured to permit such Person to acquire, directly or indirectly and in a single transaction or a series of related transactions, (1) 15% or more (based on the fair market value, as determined in good faith by the Board of Directors) of the assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, on a consolidated basis, or (2)(A) shares of Company Common Stock which, together with any other shares of Company Common Stock beneficially owned by such Person, would be equal to 15% or more of the issued and outstanding shares of Company Common Stock or (B) any other class of equity securities of the Company or any of its Subsidiaries,

(b) concerning any tender offer or exchange offer that, if consummated, would result in any Person owning, directly or indirectly, 15% or more of the issued and outstanding shares of Company Common Stock or any other equity securities of the Company or any of its Subsidiaries, (c) concerning any merger, consolidation, business combination, binding share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any Person (or the stockholders of any Person) would own, directly or indirectly, 15% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, or (d) concerning any recapitalization, liquidation, dissolution or any other similar transaction involving the Company or any of its material operating Subsidiaries, other than, in each case, the Transactions.

(ii) “Superior Proposal” means any bona fide written Acquisition Proposal not obtained in violation of this Section 6.03 and not made by a Person that was solicited in violation of this Section 6.03 that the Board of Directors determines in good faith (after consultation with its outside legal counsel and financial advisors) (x) is reasonably likely to be consummated in accordance with its terms, and (y) would be more favorable to the stockholders of the Company from a financial point of view than the Merger and the other Transactions (after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent pursuant to Section 6.03(e)(ii)), in each case taking into account all financial, legal, financing, regulatory and other aspects of such Acquisition Proposal (including the financing terms thereof, the expected timing and risk and likelihood of consummation, and the Person making the Acquisition Proposal) and of this Agreement (including any changes to the terms of this Agreement as contemplated by Section 6.03(e)); provided, that for purposes of the definition of “Superior Proposal,” the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “85%”.

(h) The Company agrees that in the event any of its Subsidiaries or any of its or its Subsidiaries’ Representatives takes any action which if taken by the Company, would constitute a violation of the restrictions set forth in this Section 6.03, then the Company shall be deemed to be in violation of this Section 6.03.

Section 6.04 Stockholder Approval; Information Statement or Proxy Statement.

(a) Stockholder Approval. Immediately after the execution of this Agreement by each of the parties hereto and in lieu of calling a meeting of the Company’s stockholders, the Company shall submit the form of irrevocable written consent attached hereto as Exhibit D to record holders of at least 51% of the outstanding voting power of Company Common Stock (such written consent, as duly executed and delivered by the record holders of at least 51% of the outstanding voting power of Company Common Stock, the “Stockholder Written Consent”). As soon as practicable upon receipt of the Stockholder Written Consent, which shall constitute the requisite Stockholder Approval for all purposes under this Agreement, the Organizational Documents of the Company and applicable Law, the Company will provide Parent with a facsimile copy of such Stockholder Written Consent, certified as true and complete by an executive officer of the Company. In connection with the Stockholder Approval, the Company shall take all actions necessary to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262 thereof and the Organizational Documents of the Company.

(b) Preparation of the Information Statement.

(i) As soon as practicable after the date hereof (and in any event, within 10 Business Days hereof), the Company shall prepare and shall cause to be filed with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Exchange Act concerning the Stockholder Written Consent, the Merger and the other Transactions (together with any amendments thereof or supplements thereto, the “Information Statement”). The Information Statement shall include the Recommendation with respect to the Merger, the Fairness Opinion and a copy of Section 262 of the DGCL, and will otherwise contain all information required by Delaware Law (including Section 262 of the DGCL). The Company will cause the Information Statement, at the date the Information Statement is filed with the SEC and at the time of the mailing of the Information Statement or any amendments or supplements thereto, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no agreement, representation or warranty is made by the Company with respect to information supplied by Parent or Sub for inclusion or incorporation by reference in the Information Statement. The Company shall cause the Information Statement to comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder and to satisfy all rules of the NYSE. The Company shall promptly notify Parent and Sub upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Information Statement, and shall provide Parent and Sub with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand. The Company shall use reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Information Statement, and the Company shall provide Parent and Sub and their respective counsel a reasonable opportunity to participate in the formulation of any written response to any such written comments of the SEC or its staff. Prior to the filing of the Information Statement or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC or the staff of the SEC with respect thereto, the Company shall provide Parent and Sub a reasonable opportunity to review and to propose comments on such document or response (and shall give good faith consideration to the comments of Parent and Sub and their counsel).

(ii) If the Stockholder Written Consent is not executed by the Company’s stockholders holding, in the aggregate, Company Common Stock representing at least 51% of the voting power of the outstanding shares of Company Common Stock and such Stockholder Written Consent shall not have been duly delivered to Parent and the Company prior to 5:00 P.M., New York City time, on the date immediately following the date of this Agreement pursuant to Section 6.04(a) (a “Written Consent Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 8.01(g). In the event that Parent does not terminate this Agreement pursuant to Section 8.01(g) within the time period provided therein, the Company shall discontinue activities with respect to the Information Statement contemplated by subparagraph (i) and shall, as promptly as practicable after the expiration of such period and with the assistance and approval (not to be unreasonably withheld, delayed or conditioned) of Parent, prepare and file with the SEC a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) related to this Agreement and the Transactions, to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held for the purpose of obtaining the Company Stockholder Approval, shall take all lawful action to call, give notice of, convene and hold the Company Stockholders’ Meeting on a date as soon as reasonably practicable following the mailing of the definitive Proxy Statement for the purpose of obtaining the Company Stockholder Approval and shall take all lawful action to solicit the adoption of this Agreement by the Company’s stockholders in accordance with the DGCL (it being acknowledged that the disclosure of any Change of Recommendation effected by the Board of Directors pursuant to Section 6.03(e) shall not constitute a failure to comply with this sentence). Unless the Board of Directors of the Company has effected a Change of Recommendation effected by the Board of Directors of the Company pursuant to Section 6.03(e), the Recommendation of the Board of Directors shall be included in the Proxy Statement.

(c) Covenants of Parent with Respect to the Information or Proxy Statement. Parent shall provide to the Company all information concerning Parent and Sub as may be reasonably requested by the Company in connection with the Information Statement or Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Information Statement or Proxy Statement and resolution of comments of the SEC or its staff related thereto. Parent will cause the information relating to Parent or Sub supplied by it for inclusion in the Information Statement or Proxy Statement, at the date the Information Statement or Proxy Statement is filed with the SEC and at the time of the mailing of the Information Statement, Proxy Statement or any amendments or supplements thereto, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Sub with respect to information supplied by the Company for inclusion or incorporation by reference in the Information Statement or Proxy Statement. Each of Parent and Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Information Statement or Proxy Statement promptly following request therefor from the Company.

(d) Mailing of Information Statement or Proxy Statement. The Company shall, as promptly as practicable, and in any event within five Business Days after the earliest of (i) confirmation from the SEC that it has no further comments on the Information Statement or Proxy Statement, (ii) confirmation from the SEC that the Information Statement or Proxy Statement is otherwise not to be reviewed and (iii) expiration of the 10-day period after filing in the event the SEC does not determine to review the Information Statement or Proxy Statement, mail the Information Statement or Proxy Statement to (A) in the case of the Information Statement, stockholders of the Company who are entitled to receive (1) a notice of action by less than unanimous consent pursuant to Section 228(e) of the DGCL, (2) a notice of appraisal rights pursuant to Section 262(d)(2) of the DGCL or (3) an information statement pursuant to Rule 14c-2 of the Exchange Act and (B) in the case of the Proxy Statement, stockholders of the Company who were stockholders of record as of the applicable record date. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 6.04(d) shall not be affected by any Change of Recommendation or the commencement, proposal, disclosure or communication to the Company or any other person of any Acquisition Proposal.

(e) Amendments to Information Statement or Proxy Statement. If at any time prior to the Effective Time any event or circumstance relating to the Company or any of its Subsidiaries or its or their respective officers or directors should be discovered by the Company which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Information Statement or Proxy Statement, the Company shall promptly inform Parent. Each of Parent, Sub and the Company agrees to correct any information provided by it for use in the Information Statement or Proxy Statement which shall have become false or misleading. Each of the Company and Parent shall cause all documents that such party is responsible for filing with the SEC in connection with the Merger to comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and, as applicable, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 6.05 Reasonable Best Efforts; Approvals.

(a) Subject to the terms and conditions of this Agreement, the Company, on the one hand, and Parent and Sub, on the other hand, shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such parties or their Subsidiaries with respect to the Transactions, including by providing all information that the other party may reasonably request in connection therewith (except for documents filed pursuant to Items 4(c), 4(d)(ii) and 4(d)(iii) of the Notification and Report Form For Certain Mergers And Acquisitions or communications regarding the same), and, subject to the conditions set forth in Article VII, to consummate the Transactions as promptly as practicable and (ii) to obtain (and to cooperate with the other parties to obtain) any consent, authorization, Order or approval of, or any exemption by, any Governmental Entity that is required to be obtained by them or any of their respective Subsidiaries in connection with the Transactions as promptly as practicable, and to comply with the terms and conditions of any such consent, authorization, Order or approval.

(b) Without limitation of the foregoing, each of Parent and Sub, on the one hand, and the Company, on the other hand, undertakes and agrees to file (i) within five (5) Business Days following the date hereof, a Notification and Report Form under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”), and (ii) as soon as reasonably practicable after the date hereof, such other filings with any other Governmental Entities as may be required under any other applicable Antitrust Laws, to the extent set forth on Section 6.05(b) of the Company Disclosure Schedule. Each of Parent, Sub and the Company, as applicable, shall (x) respond as promptly as practicable to any inquiries or requests for additional information or documentation received from the FTC, the Antitrust Division or any other Governmental Entity, and (y) not extend any waiting period under the HSR Act or any other Antitrust Laws or enter into any agreement with the FTC, the Antitrust Division or any other Governmental Entity not to consummate the Transactions, except with the prior written consent of the other parties hereto (not to be unreasonably withheld, conditioned or delayed). Each of Parent and Sub shall offer to take (and if such offer is accepted, commit to take) all steps which it is capable of taking to avoid or eliminate impediments under any Antitrust Laws that are asserted by the FTC, the Antitrust Division or any other Governmental Entity with respect to the Transactions to the extent necessary to enable the Closing to occur prior to the Outside Date, and shall defend through litigation on the merits any claim asserted in any court by any party, including appeals. Without limiting the foregoing, each of Parent and Sub shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or its Subsidiaries (including the Company or any of its Subsidiaries) or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Parent or its Subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing beyond the Outside Date. At the request of Parent, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or any of its Subsidiaries, provided, that any such action shall be conditioned upon the consummation of the Closing and the Transactions. Parent and Sub shall be solely responsible for and shall pay all filing fees payable to the FTC, the Antitrust Division or any other Governmental Entity in connection with the antitrust, competition or trade regulation matters contemplated by this Agreement.

(c) Company and Parent shall promptly furnish to each other copies of any notices or written communications received by it or any of its Affiliates from any third party or any Governmental Entity with respect to the Transactions, and Company and Parent shall permit each other’s counsel an opportunity to review and comment thereon in advance, and shall consider in good faith the comments of such counsel in connection with, any proposed written communications by the Company or Parent, respectively, and/or its Affiliates to any third party or any Governmental Entity, including the FTC and Antitrust Division, concerning the

Transactions. Each of the Company and Parent agrees to provide the other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company or Parent, respectively, and/or any of its Affiliates, agents or advisors, on the one hand, and any third party or Governmental Entity, including the FTC and Antitrust Division, on the other hand, concerning or in connection with the Transactions, to the extent such participation is permitted by such third party or Governmental Entity.

(d) The Company and Parent shall give (or cause its respective Subsidiaries to give) any notices to third parties (other than Governmental Entities), and use, and cause each of its Subsidiaries to use, its reasonable best efforts to obtain any consents from third parties (other than Governmental Entities) that are necessary, proper or advisable to consummate the Transactions. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 6.05(d), each of the parties shall cooperate to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Entity) with respect to the Transactions, (i) without the prior written consent of Parent, none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person and (ii) neither Parent nor Sub shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Entity) with respect to the Transactions, none of the Company or any of its Subsidiaries shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person; provided, that Parent shall reimburse the Company for any payments made with Parent’s prior written consent in accordance with this Section 6.05(d) prior to the Effective Time; provided, further, that the Company or the applicable Subsidiary of the Company shall, upon the direction of Parent and subject to reimbursement by Parent, so pay or commit to pay all such amounts required.

Section 6.06 Takeover Law. If any Takeover Law shall become applicable to the Merger or the other Transactions after the date of this Agreement, the Company and Parent and the members of their respective boards of directors (or equivalent governing body) shall grant such approvals and take such actions as are reasonably necessary so that the Merger and the other Transactions may be consummated as promptly as reasonably practicable on the terms contemplated herein and otherwise act to eliminate if possible, and otherwise to minimize, the effects of such Takeover Law on the Merger and the other Transactions.

Section 6.07 Public Announcements. So long as this Agreement is in effect, neither Parent nor the Company shall issue any press release or make any other public statement with respect to this Agreement or the Transactions without the prior written consent of the other party (which consent shall not be unreasonably conditioned, withheld or delayed) and Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any such press release or other public statement, in each case, except as otherwise may be required by applicable Law, court process or NYSE rule, regulation or listing agreement, and except for any matters referred to in Section 6.03(e). Each of the parties hereto agrees that, promptly following execution of this Agreement, the Company and Parent shall issue a joint press release in a form mutually agreed to by the Company and Parent announcing the execution of this Agreement and the Transactions, and the Company shall file a current report on Form 8-K with the SEC attaching such press release and a copy of this Agreement and the Support Agreement as exhibits.

Section 6.08 Indemnification and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the Company’s Organizational Documents, the Organizational Documents of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and, for a period of six (6) years from and after the Effective Time, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(b) Without limiting Section 6.08(a) or any rights of any Indemnified Party pursuant to any indemnification agreement set forth in Section 6.08(b) of the Company Disclosure Schedule (such agreements, the “Disclosed Indemnity Agreements”), from and after the Effective Time, in the event of any threatened or actual claim, suit, action, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director (including in a capacity as a member of any board committee) or officer of the Company, any of its Subsidiaries or any of their respective predecessors, or served as a fiduciary of any employee benefit plan of the Company or its Subsidiaries, or any action or failure to take action in any such capacity, or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent and the Surviving Corporation shall (x) indemnify and hold harmless, as and to the fullest extent permitted by Law and the Company’s or its applicable Subsidiary’s Organizational Documents in effect as of the Effective Time, each such Indemnified Party against any Damages (including reasonable attorneys’ fees and expenses, which shall be paid or reimbursed in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law and the Company’s or its applicable Subsidiary’s Organizational Documents in effect as of the Effective Time upon receipt of any undertaking required by applicable Law or such Organizational Documents), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim, and (y) comply with the terms of each Disclosed Indemnity Agreement with respect to such Claim. None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party has validly sought indemnification under any Disclosed Indemnity Agreement. The Surviving Corporation’s obligations under this Section 6.08(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(c) The Company shall obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each person who is covered by such policies on the date of this Agreement on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policies in effect on the date of this Agreement, and such tail policy may not be amended, modified or cancelled or revoked by the Company, Parent or the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for a period of six years from the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policies in effect on the date of this Agreement; provided, however, that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies to the extent exceeding 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance (which amount the Company represents and warrants is set forth in Section 6.08(c) of the Company Disclosure Schedule); and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) From and after the Effective Time, in the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its stock, properties or assets to any Person, then, and in each such case, the Surviving Corporation or Parent, respectively, shall cause proper provision to be made so that the successors or assigns or transferees, as the case may be, shall succeed to the obligations set forth in this Section 6.08.

(e) From and after the Effective Time (but not prior thereto), the provisions of this Section 6.08 (i) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

Section 6.09 Access; Confidentiality.

(a) During the period prior to the earlier of the Effective Time and the termination of this Agreement, the Company shall (i) afford to Parent, and to Parent’s Representatives, reasonable access during normal business hours and on reasonable notice to all of its and its Subsidiaries’ properties, books and records and to those directors, officers and employees of the Company to whom Parent reasonably requests access, (ii) furnish, as promptly as practicable, to Parent all information concerning its and its Subsidiaries’ business, properties, Contracts, assets, liabilities, personnel, books and records and financial information and other aspects of the Company and its Subsidiaries as Parent may reasonably request, (iii) reasonably cooperate with Parent and its Representatives to organize and facilitate meetings among Parent and its Representatives and the Company’s Representatives to be located at the properties, offices or other facilities of the Company and the Company Subsidiaries at such times during normal business hours as Parent may reasonably request, (iv) use reasonable best efforts to furnish or produce information related to the financial or Tax records of the Company and its Subsidiaries if reasonably requested by Parent or its Representatives and (v) reasonably cooperate with Parent and Parent’s Representatives with respect to communications to, and to organize and facilitate meetings with, customers, suppliers and other key business relations of the Company and each Subsidiary of the Company as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide any such access or information to the extent that doing so, in the reasonable judgment of the Company, would (i) cause a waiver of an attorney-client privilege or loss of attorney work product protection or (ii) constitute a violation of any applicable Law (including Antitrust Laws) (in each case, it being agreed that the Company shall give notice to Parent of the fact that it is withholding such access or information and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such access or information, as applicable, to be provided, or made available, in a manner that would not reasonably be expected to cause such a waiver or violation).

(b) All information received from the Company or its Representatives under Section 6.09(a) shall be subject to the Confidentiality Agreement.

Section 6.10 Notification of Certain Matters. Each party hereto shall give prompt written notice to the other of (a) any Litigation arising out of or relating to the Transactions or (b) the occurrence, or non-occurrence, of any change or event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party to effect the Merger set forth in Article VII not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of any representation or warranty, breach of covenant or failure to satisfy the conditions to the obligations of the parties under this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 6.11 Financing.

(a) Each of Parent and Sub shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Commitments (including as such terms may be modified or adjusted in accordance with the terms of the “flex” provisions contained in the Debt Fee Letter), including using its reasonable best efforts to (v) maintain in effect the Financing Commitments in accordance with the terms and subject to the conditions thereof (including “flex” provisions), it being further understood and agreed that Parent and Sub may not amend, replace, supplement, modify or waive any provision of the Financing Commitments in any way that would reasonably be expected to adversely impact or delay in any material respect the ability of Parent and Sub to consummate the Merger in accordance with this Agreement or the Financing on the terms and conditions described in the Financing Commitments, (w) negotiate and enter into definitive agreements with respect to the Financing Commitments on the terms and conditions described therein or on such other terms acceptable to Parent, Sub and their Financing sources but only to the extent that any such other terms would not reasonably be expected to adversely impact or delay in any material respect the ability of Parent and Sub to consummate the Merger in accordance with this Agreement or the Financing on the terms and conditions described in the Financing Commitments, (x) satisfy all conditions applicable to Parent and Sub in such definitive agreements on or prior to the Closing, (y) consummate the Financing at or prior to the Closing, and (z) enforce the Debt Commitment Letter. Parent shall furnish correct and complete copies of all such definitive agreements to the Company promptly upon their execution, provided that the same pricing terms, fee amounts and economic terms redacted from the Debt Fee Letter provided to the Company may be redacted from such definitive agreements. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain and consummate the Financing. Upon any amendment, replacement, supplement or modification or waiver of any provisions of the Equity Commitment Letters or Debt Commitment Letter in accordance with this Section 6.11(a), the terms “Equity Commitment Letters” and “Debt Commitment Letter” shall mean the Equity Commitment Letters and Debt Commitment Letter, as applicable, as so amended, replaced, supplemented, modified or waived in accordance with this Section 6.11(a).

(b) In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments (including as such terms may be modified or adjusted in accordance with the terms of the “flex” provisions contained in the Debt Fee Letter) for any reason, Parent and Sub shall cooperate and use their reasonable best efforts to obtain, as promptly as practicable but in any event no later than the later of the second Business Day following (x) the last day of the Marketing Period and (y) the satisfaction of all of the conditions precedent to Closing set forth in Article VII, financing from alternative sources (the “Alternative Financing”) in an amount sufficient to consummate the Transactions and that in any event (i) are not subject to any conditions to funding the Financing other than those contained in the Financing Commitments in effect as of the date hereof and (ii) do not contain any additional terms that would reasonably be expected to prevent, impede or delay the consummation of the Merger beyond the second Business Day following the later of (x) the last day of the Marketing Period and (y) the satisfaction of all of the conditions precedent to Closing set forth in Article VII. Notwithstanding the foregoing, Parent and Sub shall not be required to seek or accept any such Alternative Financing if the terms or conditions thereof are materially less favorable in the aggregate to Parent than the Debt Financing to be replaced, including with respect to the economic terms and conditions (measuring, for this purpose, the economic terms and conditions of the senior unsecured notes against the economic terms and conditions of the senior unsecured bridge loans). In the event that Alternative Financing is arranged in accordance with this Section 6.11(b), the term “Financing Commitments” shall mean the commitment letters for such Alternative Financing (as amended, replaced, supplemented or modified in accordance with Section 6.11(a)). In the event that Alternative Financing shall be obtained pursuant to this Section 6.11(b), the parties shall comply with the covenants in Section 6.11(a) with respect to such Alternative Financing mutatis mutandis. Parent shall furnish correct and complete copies of all definitive agreements relating to the Alternative Financing to the Company promptly upon their execution, provided that the pricing terms, fee amounts and economic terms contained in the agreements governing the Alternative Financing that correspond to such terms that were redacted from the Debt Fee Letter provided to the Company may also be redacted from such definitive agreements. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain and consummate the Alternative Financing.

(c) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to, cooperate with Parent in connection with the arrangement of the Debt Financing or Alternative Financing as may be reasonably requested by Parent, including (i) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and the members of senior management and other representatives of the Company and its Subsidiaries), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and sessions with prospective financing sources and investors; (ii) furnishing Parent and the Lender Parties as promptly as reasonably practicable with such financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, including (A) audited consolidated balance sheets of the Company for the end of the three (3) most recently completed fiscal years ended at least 90 calendar days before the Closing Date (assuming for purposes of this Section 6.11(c) that the Closing Date occurs at the conclusion of the Marketing Period) and the related audited statements of income, stockholders’ equity and cash flows of the Company for the three most recently completed fiscal years ended at least 90 calendar days before the Closing Date; (B) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows related to the Company for the most recently completed fiscal quarter that is subsequent to the Company’s most recently completed fiscal year and ended at least 45 days prior to the Closing Date together with the corresponding statements of income, stockholders’ equity and cash flows for the corresponding interim period of the prior fiscal year (other than any fiscal fourth quarter) which have been reviewed in accordance with AU 722 in the case of the financial information required pursuant to subclause (B), and meeting the requirements of Regulation S-X and all other accounting rules and regulations of the SEC to the extent necessary to obtain the customary comfort letters referred to in subclause (xi) below, in the case of the financial information required pursuant to subclauses (A) and (B), it being understood and agreed that any financial information provided in accordance with the foregoing subclause (A) or (B) shall be of type and form customarily included to sell non-convertible unsecured debt securities in a private placement under Rule 144A of the Securities Act; and (C) other information regarding the Company and its Subsidiaries of the type that would be required to be included in a registration statement on Form S-1 pursuant to Regulation S-X and Regulation S-K under the Securities Act that is customarily included in an offering document for non-convertible unsecured debt securities in a private placement under Rule 144A of the Securities Act, with such information being sufficiently current under the Securities Act to permit a registration statement of a non-accelerated filer on Form S-1 to be declared effective by the SEC on the last day of the Marketing Period (it being acknowledged that if the Company has filed its Annual Reports on Form 10-K with the SEC within 90 days of the end of each fiscal year and Quarterly Reports on Form 10-Q within 45 days of the end of each fiscal quarter in compliance with the substantive requirements of such forms, the requirement in this clause (C) to provide information sufficiently current to permit a registration statement of a non-accelerated filer on Form S-1 to be declared effective will be deemed satisfied), which, for the avoidance of doubt, shall not in any case be required to include (x) information of a type not included in the SEC Documents and (y) consolidating and other financial statements and data that would be required by Sections 3-10 and 3-16 of Regulation S-X and Item 402 of Regulation S-K, information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-5402A and IC-27444A or other information customarily excluded from a Rule 144A offering memorandum but shall include customary information relating to the guarantors and non-guarantors (the information referred to in clause (ii), the “Marketing Materials”); (iii) using reasonable best efforts to assist Parent in the preparation of pro forma financial statements and financial information (of a type and form customarily included to sell non-convertible unsecured debt securities in a private placement under Rule 144A of the Securities Act) as of the dates and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date (or, if the most recently completed fiscal period is the end of a fiscal year, ended at least 90 days before the Closing Date), in any case prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of a pro forma balance sheet) or at the beginning of such period (in the case of pro forma statements of income), provided, that the Company shall only be required to assist in such preparation with pro forma financial statements if Parent has provided the Company information relating to the proposed debt and equity capitalization; (iv) assisting Parent and the Lender Parties in the preparation of offering documents, private placement memoranda, bank information memoranda, rating agency presentations and lender presentations relating to the Debt Financing or the Alternative Financing; (v) cooperating with the marketing efforts of Parent and the Lender Parties for all or any portion of the Debt Financing or the Alternative Financing; (vi) cooperating with Parent’s legal counsel and counsel to the Lender Parties in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing or the Alternative Financing (including 10b-5 negative assurance); (vii) providing reasonably requested authorization letters to the Lender Parties with respect to information provided by the Company contained therein (including with respect to absence of material non-public information about the Company and its Subsidiaries and their securities in the public-side version of documents distributed to prospective lenders); (viii) providing (A) documents reasonably requested by Parent or the Lender Parties relating to the repayment of the existing Indebtedness of the Company and its Subsidiaries and the release of related Liens, including customary payoff letters; (B) documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, at least seven Business Days prior to the Closing and (C) an executed certificate of the individual who will be Chief Financial Officer of the Company immediately following the Closing with respect to solvency matters substantially in the form attached to the Debt Commitment Letter, (ix) using reasonable best efforts to facilitate the execution and delivery, on the Closing Date, of agreements, documents or certificates that facilitate the creation, perfection or enforcement of Liens securing the Debt Financing or the

Alternative Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consents and access letters), as well as certificates detailing calculations of availability under the Company’s existing asset-based revolving credit facility, in each case, as are reasonably requested by Parent or the Lender Parties; (x) cooperating with the Lender Parties’ customary securities underwriting and secured lending due diligence investigation, including cooperating with respect to field examinations and appraisals, to the extent customary and reasonable; and (xi) using reasonable best efforts to obtain consents and comfort letters customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act) from the independent auditors of the Company with respect to the financial statements and information referred to in the foregoing clause (ii) (including customary “negative assurance” comfort) as may be reasonably requested by Parent including the provision of appropriate representations to such independent auditors. If the Company at any point believes that it has delivered the Marketing Materials in accordance with this Section 6.11(c), it may deliver to Parent a written notice to such effect, in which case the Company shall be deemed to have delivered the Marketing Materials unless Parent in good faith reasonably believes that the Company has not completed delivery of the Marketing Materials and within three (3) Business Days after receipt of such notice Parent shall provide to the Company a written notice stating with specificity what information that constitutes Marketing Materials the Company has not delivered; provided that the Company shall have no obligation to provide (1) any financial information (other than the financial statements or other information referred to in this Section 6.11(c)) concerning the Company that the Company does not maintain in the ordinary course of business, or (2) any other information not reasonably available to the Company under its current reporting systems, unless any such information referred to in the immediately preceding clauses (1) or (2) would be required so that any offering document would not contain any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which that were made, not misleading.

(d) Parent shall, regardless of whether the Closing shall occur, (i) indemnify and hold harmless the Company and its Subsidiaries from and against any liability or obligation suffered or incurred by them in connection with the arrangement of the Debt Financing or the Alternative Financing and any information utilized in connection therewith (other than historical information relating to the Company and its Subsidiaries provided by the Company or its Subsidiaries in writing specifically for use in the Financing offering documents) and (ii) promptly upon the Company’s request, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company and its Subsidiaries in connection with its compliance with Section 6.11(d).

(e) The Company hereby consents to the use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing or the Alternative Financing; provided that such logos are used in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries.

(f) Notwithstanding any other provision of this Section 6.11, neither the Company nor any of its Subsidiaries shall be required to commit to take any corporate or other organizational action or execute any agreement or undertake any contractual obligation that is not contingent upon the Closing or that would be effective prior to the Effective Time. Furthermore, notwithstanding anything in this Agreement to the contrary, none of the Company or any of the Subsidiaries shall (A) be required to pay any commitment or other similar fee relating to the Debt Financing or any Alternative Financing, unless and until the Closing occurs, (B) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Debt Financing (or any Alternative Financing) (other than the authorization and representation letters referred to above), unless and until the Closing occurs, (C) be required to incur any other liability in connection with the Financing (or any Alternative Financing) unless reimbursed or indemnified by Parent and/or Sub to the reasonable satisfaction of the Company or (D) be required to provide any information to the extent that provision thereof would violate any Law.

(g) Parent shall give the Company prompt written notice (and, in any event, within 24 hours of becoming aware of such event) of (i) any material breach by any party of any term or condition of the Financing Commitments (or commitments for any Alternative Financing obtained in accordance with this Section 6.11) of which Parent becomes aware, (ii) any termination of the Financing Commitments (or commitments for any Alternative Financing obtained in accordance with this Section 6.11) or (iii) the occurrence or non-occurrence, of any change or event that, individually or in the aggregate, would reasonably be expected to cause any condition precedent of the Financing (or any Alternative Financing obtained in accordance with this Section 6.11) to not be satisfied at the Closing Date.

Section 6.12 Rule 16b-3 Matters. Prior to the Effective Time, the Company shall take such steps as may be required or advisable to cause dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company (including a director by deputization) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13 Stock Exchange Delisting. The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of the NYSE to enable the delisting by the Company of the Class A Common Stock from the NYSE and the deregistration of the Class A Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14 FIRPTA Certificate. The Company shall deliver to Parent, at the Effective Time, a properly completed and executed certificate to the effect that the Company Common Stock is not a U.S. real property interest (such certificate in the form required by Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3)).

Section 6.15 Employees. Except as may otherwise be negotiated between Parent and any Management Level Employee with respect to his or her own compensation and employee benefits, after the Effective Time, Parent currently intends to continue to employ the Company’s and its Subsidiaries’ employees and provide such employees with a level of compensation and employee benefits substantially comparable in the aggregate to the level of compensation and employee benefits provided to such employees immediately prior to the Effective Time, including with respect to salaries, severance benefits and other compensation, exclusive of Company Stock Options, Restricted Stock and any other equity compensation. Nothing in this Section 6.15 shall create any third-party beneficiary right in any Person other than the parties to this Agreement, or create any right to continued employment with Parent, the Surviving Corporation or any of their respective Affiliates. Nothing in this Section 6.15 shall constitute an amendment to any Company Benefit Plan or any other similar plan or arrangement or shall prevent the amendment or termination of any such Company Benefit Plan, plan or arrangement.

Section 6.16 Obligations of Sub. Parent shall take all action necessary to cause Sub to perform its obligations under this Agreement.

Section 6.17 Stockholder Litigation. The Company shall promptly notify Parent of, and shall give Parent and Sub the opportunity to participate in the defense of, any Litigation brought by the Company’s stockholders against the Company and/or members of the Board of Directors relating to the Transactions and shall keep Parent reasonably informed with respect to the status thereof; provided, however, that the Company shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Litigation arising or resulting from the Transactions, or consent to the same, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

ARTICLE VII.

CONDITIONS TO THE MERGER

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger and the other Transactions shall be subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Stockholder Approval shall have been obtained and, if obtained by Stockholder Written Consent, the Information Statement shall have been cleared by the SEC and mailed to the Company’s stockholders (in accordance with Section 6.04(d) and Regulation 14C of the Exchange Act) at least 20 days prior to the Closing Date and the consummation of the Merger shall be permitted by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

(b) Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, Law or other Order shall be in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger.

Section 7.02 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger and the other Transactions are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in clause (i) of the second sentence of Section 4.02(a) and in Section 4.02(b) (Capital Structure) shall be true and correct in all respects as of the date of this Agreement (other than de minimis exceptions), (ii) set forth in Section 4.02(c), (d) and (e) (Capital Structure), Sections 4.04 (Corporate Authority; Board Action), 4.20 (Finders or Brokers), 4.21 (Opinion of Financial Advisor) and 4.22 (Anti-Takeover Provisions) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on the Effective Time, (iii) set forth in Section 4.08(c) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on the Effective Time and (iv) set forth in this Agreement, other than those described in clauses (i), (ii) and (iii) above, shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on the Effective Time (without regard to (x) any qualification by or reference to “materiality”, “all material respects”, “Company Material Adverse Effect” or similar qualifications set forth therein, or (y) in the case of the representations and warranties of the Company set forth in the last sentence of Section 4.23, any qualification or disclosure set forth in Section 4.23 of the Company Disclosure Schedule), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; provided, in each case that representations and warranties made as of a specific date (whether referred to in clause (i), (ii), (iii) or (iv)) shall be required to be so true and correct (subject to such qualifications) as of such date only. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer thereof to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer thereof to such effect.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, arisen or become known any change, event, effect, state of facts or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer thereof to such effect.

Section 7.03 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at the Effective Time;

provided, that representations and warranties made as of a specific date shall be required to be so true and correct as of such date only. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer or chief financial officer thereof to such effect.

(b) Performance of Obligations of Parent and Sub. Parent and Sub shall have each performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or chief financial officer thereof to such effect.

Section 7.04 Frustration of Closing Conditions. Neither Parent nor Sub may rely on the failure of any condition set forth in Sections 7.01 or 7.02 to be satisfied if the principal cause of such failure was the failure of Parent or Sub to perform any of its obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Sections 7.01 or 7.03 to be satisfied if the principal cause of such failure was its failure to perform any of its obligations under this Agreement.

ARTICLE VIII.

TERMINATION; AMENDMENT; WAIVER

Section 8.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action authorized by the board of directors (or equivalent governing body) of the terminating party or parties, whether before or after receipt of the Stockholder Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent if any Governmental Entity shall have issued, promulgated or enforced an Order or Law or taken any other action permanently enjoining, restraining or otherwise prohibiting or making illegal the Transactions and, as applicable, such Order or other action shall have become final and nonappealable;

(c) by either the Company or Parent if the Transactions shall not have been consummated on or before the Outside Date; the “Outside Date” shall be January 31, 2014, provided, that if the condition set forth in Section 7.01(b) or Section 7.01(c) (solely with respect to any Order entered pursuant to the HSR Act or any other applicable Antitrust Law) shall not have been satisfied by such date, either the Company or Parent may extend the Outside Date from time to time to a date not later than February 21, 2014 upon provision of a certificate executed by an executive officer of such party that such party believes in good faith that the satisfaction of the condition set forth in Section 7.01(b) or Section 7.01(c), as applicable, is meaningfully possible to occur prior to such extended date; and provided, further, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to or on behalf of any party whose breach of this Agreement has been the primary cause of, or the actions or failures to act underlying such breach primarily resulted in, the failure of the Closing to be consummated on or prior to such date;

(d) by either the Company or Parent if there shall have been a breach by Parent or Sub, on the one hand, or the Company, on the other hand, of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.01 or Section 7.02 (in the case of a breach by the Company) or Section 7.01 or Section 7.03 (in the case of a breach by Parent or Sub), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty days after providing written notice of such breach to the breaching party and (ii) the Outside Date;

(e) by the Company if (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at the time of such termination), (ii) the Company has irrevocably confirmed by written notice to Parent that (x) all conditions set forth in Section 7.03 have been satisfied (other than those that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at the time of such termination) or that it is has provided an irrevocable notice of its waiver (effective as of the Closing) of any unsatisfied conditions in Section 7.03 and (y) it is prepared to consummate the Merger at the Closing and (iii) Parent and Sub fail to consummate the Merger within two (2) Business Days following the later of (1) the delivery of such notice and (2) the last day of the Marketing Period;

(f) by Parent, in the event that any of the following shall have occurred: (i) a Change of Recommendation, (ii) a breach by the Company in any material respect of its obligations under Section 6.03 or (iii) the authorization or public proposal by the Company, the Board of Directors or any committee thereof to make a Change of Recommendation; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if the Stockholder Approval shall have been obtained;

(g) by Parent, on or before 5:00 P.M., New York City time, on the fifth day after the date of this Agreement, if the Stockholder Written Consent, duly executed by the Persons set forth in Section 8.01(g) of the Company Disclosure Schedule and representing at least 51% of the voting power of the outstanding shares of Company Common Stock, shall not have been duly delivered to Parent and the Company prior to 5:00 P.M., New York City time, on the date immediately following the date of this Agreement; and

(h) by the Company in accordance with Section 6.03 in order to accept a Superior Proposal and enter into the Alternative Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination, but only if the Company shall have complied in all respects with its obligations under Section 6.03 with respect to such Superior Proposal (and any Acquisition Proposal that was a precursor thereto) and is otherwise permitted to terminate this Agreement and accept such Superior Proposal pursuant to Section 6.03(e); provided, however, that the Company shall prior to or contemporaneously with such termination pay the Break-up Fee to Parent pursuant to Section 8.05.

Any proper termination of this Agreement pursuant to this Section 8.01 shall be effective immediately upon the delivery of written notice of the terminating party to the other parties.

Section 8.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto or its respective Affiliates, directors, officers, employees, stockholders, partners, members or other Representatives, other than pursuant to Section 6.11(d) (Financing; Indemnity and Expense Reimbursement), Article VIII (Termination; Amendment; Waiver) and Article IX (Miscellaneous) (which Section and Articles shall survive any termination of this Agreement); provided, that except as otherwise set forth in Section 8.02(b), Section 8.02(c) and Section 8.02(d), no such termination of this Agreement shall relieve or otherwise affect the liability of any party hereto for any willful and intentional breach of this Agreement by such party prior to such termination. For purposes hereof, a “willful and intentional breach” shall mean a material breach of any material representation, warranty, covenant or other agreement set forth in this Agreement that is a consequence of an act undertaken or failure to act by the breaching party with the actual knowledge that the taking of such act or failure to act would cause a breach of this Agreement.

(b) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.06, each of the parties hereto expressly acknowledges and agrees that the Company’s right to receive payment of the Reverse Break-Up Fee pursuant to Section 8.04 shall constitute the sole and exclusive remedy of the Company and its Subsidiaries and their respective Affiliates (including the Principal Stockholders) and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) against Parent and Sub and their respective Affiliates and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, trustees, officers, employees, agents or Affiliates and the Lender Parties (collectively, the “Parent Related Parties”) for all Damages in respect of this Agreement (including in respect of any breach, whether or not willful and intentional, of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated) or the Transactions, and upon payment of the Reverse Break-Up Fee to the Company pursuant to Section 8.04, none of the Parent Related Parties shall have any further liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement or the Transactions (except that Parent shall continue to be obligated to the Company for amounts payable under Section 8.04(c) and the indemnification, cost and expense reimbursement and other obligations contained in Section 6.11(d)), whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another person or otherwise. For the avoidance of doubt, and to the fullest extent permitted under applicable Law, in no event shall Parent, Sub or any of the Parent Related Parties have any liability for Damages (as distinguished from specific performance of obligations to the extent expressly permitted by Section 9.06) under or in respect of this Agreement or the Transactions in excess of an aggregate amount equal to, or other than in respect of, the Reverse Break-up Fee plus amounts payable under Section 8.04(c) and the indemnification, cost and expense reimbursement and other obligations contained in Section 6.11(d), whether to the Company or to any of the Company Related Parties.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.06, each of the parties hereto expressly acknowledges and agrees that, Parent’s right to receive payment of the Break-Up Fee pursuant to Section 8.05, in circumstances in which the Break-Up Fee is payable, shall constitute the sole and exclusive remedy of Parent Related Parties against the Company Related Parties for all Damages in respect of this Agreement (including in respect of any breach, whether or not willful and intentional, of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated) or the Transactions in such circumstances, and upon payment of the Break-Up Fee to Parent pursuant to Section 8.05, none of the Company Related Parties shall have any further liability or obligation to any of the Parent Related Parties relating to or arising out of this Agreement or the Transactions.

(d) Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein. Other than (i) each Sponsor under its Limited Guaranty, (ii) subject to Section 9.06, each Sponsor under its Equity Commitment Letter, (iii) each Principal Stockholder under the Support Agreement, and (iv) each Management Level Employee under the informal understanding set forth in Section 5.12 of the Parent Disclosure Schedule, no former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, trustees, Affiliates, general or limited partners or assignees of the Company, Parent, Sub, each Sponsor or of any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, trustee, general or limited partner, Affiliate, agent or assignee of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or Sub under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation or proceeding based on, in respect of, or by reason of, the Transactions (including the breach, termination or failure to consummate such Transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another person or otherwise.

Section 8.03 Fees and Expenses.

(a) The fees and expenses incurred in connection with the filing, printing and mailing expenses associated with the Information Statement or Proxy Statement, as applicable, shall be paid by the Company. Except as otherwise specified in Sections 8.03, 8.04 and 8.05, all other fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger or the other Transactions are consummated.

Section 8.04 Reverse Break-Up Fee.

(a) If (i) this Agreement is validly terminated (A) by the Company or Parent pursuant to Section 8.01(c) or by the Company pursuant to Section 8.01(d) and at the time of such termination all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions (x) that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at the time of such termination, or (y) the failure of which to be satisfied primarily results from a breach by Parent or Sub of any of their respective representations, warranties, covenants or agreements contained in this Agreement), or (B) by the Company pursuant to Section 8.01(e), (ii) in the case of a termination pursuant to Section 8.01(c) or Section 8.01(e), the Company is not in material violation of its obligations under Section 6.11(c), and (iii) in the case of a termination pursuant to Section 8.01(c) or Section 8.01(e), the Marketing Period shall have ended, then the Reverse Break-Up Fee shall be payable in accordance with Section 8.04(b).

(b) In the event the Reverse Break-Up Fee is payable, such fee shall be paid by Parent in cash, by wire transfer of immediately available funds to an account or accounts designated by the Company, within two (2) Business Days after the date on which this Agreement is terminated.

(c) If Parent fails to promptly pay the Reverse Break-Up Fee when due, and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the amount of the Reverse Break-Up Fee or any portion thereof, Parent shall pay to the Company, as applicable, (i) its costs and expenses (including reasonable fees and expenses of counsel) in connection with such suit, and (ii) interest on the amount payable pursuant to such judgment, compounded quarterly, at the prime lending rate prevailing during such period as published in the Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(d) For purposes of this Agreement, “Reverse Break-Up Fee” means a non-refundable cash payment in an amount equal to $45,126,722.

(e) Each of the parties hereto acknowledges and agrees that the agreements contained in this Section 8.04 are an integral part of the Transactions, and that without these agreements, the Company would not enter into this Agreement, and that any amounts payable pursuant to this Section 8.04 do not constitute a penalty.

(f) Nothing in this Section 8.04 shall limit the entitlement of the parties to obtain an injunction, specific performance or other equitable relief pursuant to and in accordance with Section 9.06.

Section 8.05 Break-Up Fee; Expense Reimbursement.

(a) If the Break-Up Fee has not already been paid pursuant to the terms of this Agreement, and this Agreement is terminated (i) by Parent pursuant to Section 8.01(f) or by the Company pursuant to Section 8.01(h) or (ii) by (A) Parent pursuant to Section 8.01(d), (B) Parent or the Company pursuant to Section 8.01(c) at a time when this Agreement was terminable by Parent pursuant to Section 8.01(d) or (C) Parent pursuant to Section 8.01(g) and, in the case of this clause (ii), within twelve months following such termination, the Company either (1) consummates any of the transactions described in the definition of “Acquisition Proposal” with another Person or (2) enters into a letter of intent, memorandum of understanding or Contract with another Person with respect to any of the transactions described in the definition of “Acquisition Proposal”, which transaction is ultimately consummated (whether or not such consummation occurs within twelve months following such termination), then, in the case of each of clauses (i) and (ii), the Company shall pay to Parent the Break-Up Fee; provided, that for purposes of this Section 8.05(a), references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(b) For purposes of this Agreement, “Break-Up Fee” means a non-refundable cash payment in an amount equal $26,034,647, which shall be reduced by the amount of Expense Reimbursement and Early Break-Up Fee previously paid to Parent, if any.

(c) If this Agreement is terminated by Parent pursuant to Section 8.01(g), the Company shall pay to Parent (i) an amount equal to $6,942,573 (the “Early Break-Up Fee”) and (ii) Parent’s reasonable costs, fees and expenses incurred in connection with its investigation, consideration, documentation, diligence and negotiation of this Agreement and the Transactions, including all fees and expenses of Parent’s and Sub’s legal counsel, accountants, consultants, investment bankers and financing sources, including commitment fees paid pursuant to the Debt Financing Commitments (the “Expense Reimbursement”).

(d) In the event the Break-Up Fee, Early Break-Up Fee or Expense Reimbursement is payable, such fee shall be paid by Company in cash, by wire transfer of immediately available funds to an account or accounts designated by Parent, which payment shall be made prior to or contemporaneously with the termination of this Agreement pursuant to Section 8.01(h) or within two (2) Business Days after the date on which this Agreement is terminated for any other circumstances set forth in Section 8.05(a) or 8.05(c); provided, however, that, in the event the Break-Up Fee is payable pursuant to Section 8.05(a)(ii), such payment shall be made within two Business Days after the date on which the Company consummates the Acquisition Proposal transaction.

(e) If Company fails to promptly pay the Break-Up Fee, Early Break-Up Fee or Expense Reimbursement when due, and, in order to obtain such payment, Parent commences a suit that results in a final and non-appealable judgment against Company for the amount of the Break-Up Fee, Early Break-Up Fee or Expense Reimbursement or any portion thereof, Company shall pay to Parent, as applicable, (i) its costs and expenses (including reasonable fees and expenses of counsel) in connection with such suit, and (ii) interest on the amount payable pursuant to such judgment, compounded quarterly, at the prime lending rate prevailing during such period as published in the Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(f) Each of the parties hereto acknowledges and agrees that the agreements contained in this Section 8.05 are an integral part of the Transactions, and that without these agreements, Parent and Sub would not enter into this Agreement, and that any amounts payable pursuant to this Section 8.05 do not constitute a penalty.

(g) Nothing in this Section 8.05 shall limit the entitlement of the parties to obtain an injunction, specific performance or other equitable relief as contemplated by Section 9.06.

ARTICLE IX.

MISCELLANEOUS

Section 9.01 Survival. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants of any party hereto required to be performed by such party before the Closing shall survive the Closing; provided that, unless otherwise indicated, the covenants and agreements set forth in this Agreement which by their terms are required to be performed after the Closing shall survive the Closing until they have been performed or satisfied.

Section 9.02 Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Stockholder Approval; provided, however, that after the Stockholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything to the contrary contained herein, Section 8.02(b), Section 8.02(d), this Section 9.02, Section 9.06(f), Section 9.07 and Section 9.11(b) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 8.02(b), Section 8.02(d), this Section 9.02, Section 9.06(f), Section 9.07 or Section 9.11(b)) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Lender Parties without the prior written consent of the Lender Parties.

Section 9.03 Counterparts; Facsimile and Electronic Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original to the other parties.

Section 9.04 Governing Law. This Agreement and the agreements, instruments and documents contemplated hereby shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might apply under applicable principles of conflicts of laws thereof.

Section 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible. Notwithstanding the foregoing, the parties intend that the remedies and limitations set forth in this Agreement (including Section 8.02, Section 8.04,

Section 8.05, Section 9.06, Section 9.07 and Section 9.11(b)) shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases (a) the liability of any party (or the liability of any Company Related Party or Parent Related Party) or (b) the obligations hereunder or under the Limited Guarantees.

Section 9.06 Specific Performance; Jurisdiction; Enforcement.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages. Except as otherwise set forth in this Section 9.06, including the limitations set forth herein, the parties hereto acknowledge and agree that, prior to the termination of this Agreement pursuant to Section 8.01, in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Sub, on the other hand, shall, subject to Section 9.06(b), be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.

(b) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that, in addition to its rights to enforce directly the Equity Financing Letter in accordance with its terms, the Company shall be entitled to specific performance of Parent’s and Sub’s obligations to cause the Equity Financing to be funded and to consummate the Transactions, solely in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at the time of such termination), and Parent or Sub fails to complete the Closing at the date specified to be the Closing Date in accordance with Section 2.02, (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed by written notice to Parent that (x) all conditions set forth in Section 7.03 have been satisfied (other than those that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at the time of such termination) or that it has waived any unsatisfied conditions in Section 7.03 and (y) it is prepared to consummate the Merger at the Closing. For the avoidance of doubt, the Company shall not be entitled to enforce specifically (i) Parent’s or Sub’s right to cause the Equity Financing to be funded or (ii) Parent’s or Sub’s obligation to consummate the Merger if in either case the Debt Financing has not been funded and will not be funded at the Closing (subject only to the condition that the Equity Financing is funded at the Closing).

(c) Subject to Section 9.06(b), each party hereto hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.06. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 9.06. Each party hereto further agrees that (i) by seeking the remedies provided for in this Section 9.06, a party shall not in any respect waive its right to seek any other form of relief that is available to such party under the express terms of this Agreement, the Equity Commitment Letters or each Limited Guaranty in the event that this Agreement is terminated, and (ii) nothing set forth in this Section 9.06 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.06 prior to, or as a condition to, exercising any termination right under Article VIII, nor shall the commencement of any legal proceeding pursuant to this Section 9.06 or anything set forth in this Section 9.06 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII. If a court has declined to specifically enforce the obligations of Parent or Sub to take all actions under this Agreement up to and including the consummation of the Merger pursuant to a claim for specific performance brought against Parent or Sub pursuant to this Section 9.06, then the sole and exclusive remedy of the Company will be payment of the Reverse Break-up Fee in accordance with the terms and conditions of Section 8.04. In addition, the Company agrees to cause any action or proceeding commenced by the Company and pending in connection with this Agreement against Parent or Sub to be dismissed with prejudice promptly, and in any event within five (5) Business Days, after such time as Parent or Sub consummates the Transactions pursuant to this Section 9.06. For the avoidance of doubt, while the Company may pursue both a grant of specific performance to the extent permitted by this Section 9.06 and the payment of the Reverse Break-up Fee pursuant to Section 8.04, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance to require Parent or Sub to consummate the Transactions and payment of the Reverse Break-up Fee.

(d) Each of the parties irrevocably (i) submits itself to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware) for the purpose of any Litigation directly or indirectly based upon, relating to or arising out of this Agreement or any of the Transactions or the negotiation, execution or performance hereof or thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chancery Court of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, in the Superior Court of the State of Delaware or the United States District Court for the District of Delaware). Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Litigation with respect to this Agreement, (x) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.06, (y) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

(e) Each of the parties hereby irrevocably consents to service being made through the notice procedures set forth in Section 9.08 and agrees that service of any process, summons, notice or document by personal delivery to the respective addresses set forth in Section 9.08 shall be effective service of process for any Litigation in connection with this Agreement or the Transactions. Nothing in this Section 9.06 shall affect the right of any party to serve legal process in any other manner permitted by Law.

(f) Notwithstanding anything to the contrary contained in this Agreement, the Company and its Subsidiaries each: (i) agrees that it will not bring or support any Person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Lender Parties in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York, to the extent that such courts have jurisdiction over the Lender Parties; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Lender Parties in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, except for claims by Parent or Sub against the Lender Parties pursuant to the Debt Commitment Letter and any definitive documents related thereto, (A) none of the parties hereto nor any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any Lender Party in any way relating to this Agreement or any of the Transactions, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (B) no Lender Party shall have any liability (whether in contract, in tort or otherwise) to any party hereto or any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise. None of the limitations in this Section 9.06(f) shall be deemed to affect any party’s right to seek specific performance pursuant to and in accordance with Section 9.06. The Lender Parties are intended third party beneficiaries of this Section 9.06(f).

Section 9.07 WAIVER OF JURY TRIAL. EACH PARTY HERETO AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY LENDER PARTY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (c) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.07.

Section 9.08 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service; or (b) transmitted by telecopy or e-mail (with confirmation of transmission) confirmed with a copy delivered as provided in clause (a), in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the Person (by name or title) designated below (or to such other address, telecopy number, e-mail address or person as a party may designate by notice to the other parties):

To Parent and Sub:

c/o Diversified Financial Management Corp.

71 South Wacker Drive, Suite 4700

Chicago, IL 60606

Telecopy: 312-577-2599

Email: gmiller@divfin.com

Attention: Glen Miller

with copies to:

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, IL 60606

Telecopy: 312-993-9767

Email: michael.pucker@lw.com,

bradley.faris@lw.com &

shaun.hartley@lw.com

Attention: Michael A. Pucker, Bradley C. Faris & Shaun D. Hartley

To the Company:

TMS International Corp.

1155 Business Center Drive, Suite 200

Horsham, PA 19044

Telecopy: 215-956-5415

E-mail: rkalouche@tubecityims.com

Attention: Raymond S. Kalouche, Chief Executive Officer

with copies to:

TMS International Corp.

1155 Business Center Drive, Suite 200

Horsham, PA 19044

Telecopy: 215-956-5415

Email: lheller@tubecityims.com

Attention: General Counsel

TMS International Corp.

12 Monongahela Avenue

Glassport, Pennsylvania 15045

Telecopy: 412-678-1926

Email: jfingeret@tubecityims.com

Attention: Assistant General Counsel

Kaye Scholer LLP

425 Park Avenue, 16th Floor

New York, NY 10022

Telecopy: 212-836-8689

Email: joel.greenberg@kayescholer.com &

derek.stoldt@kayescholer.com

Attention: Joel I. Greenberg & Derek Stoldt

Section 9.09 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (in whole or in part) by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void and of no effect; provided, however, that each of Parent and Sub may assign this Agreement and its rights hereunder without the prior written consent of the Company to any of their respective financing sources (including the Lender Parties) pursuant to the terms of the Debt Commitment Letter to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement and its rights hereunder as collateral in respect of the Debt Financing. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the preceding sentences, this Agreement shall be binding upon, and shall inure to the benefit of, and shall be enforceable by the parties hereto and their respective successors and assigns.

Section 9.10 Further Assurances. The parties agree to execute and deliver to each other such other documents and to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 9.11 Entire Agreement; Benefit.

(a) This Agreement (together with the Exhibits hereto), the Company Disclosure Schedule, the Confidentiality Agreement and the Support Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

(b) Neither this Agreement nor any other agreement contemplated hereby is intended to or shall confer upon any person other than the parties hereto and thereto any legal or equitable rights or remedies except as provided in Section 6.08(e). Notwithstanding the foregoing, the Lender Parties shall be express third party beneficiaries of Section 8.02(b), Section 8.02(d), Section 9.02, Section 9.05, Section 9.06(f), Section 9.07 and this Section 9.11(b) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 8.02(b), Section 8.02(d), Section 9.02, Section 9.05, Section 9.06(f), Section 9.07 or this Section 9.11(b)), each of such Sections shall expressly inure to the benefit of the Lender Parties and the Lender Parties shall be entitled to rely on and enforce the provisions of such Sections.

(c) The representations and warranties set forth in Articles IV and V have been made solely for the benefit of the parties to this Agreement and (i) are intended not as statements of fact, but rather as a way of allocating the risk among the parties if those statements prove to be inaccurate; and (ii) have been qualified by reference to the Company Disclosure Schedule which contain certain disclosures that are not reflected in the text of this Agreement.

Section 9.12 Extension; Waiver.

(a) At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) subject to the provision to the first sentence of Section 9.02 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(b) The failure of any party to this Agreement to exercise any of its rights under this Agreement or otherwise shall not constitute a waiver by such party of such right.

Section 9.13 Company Disclosure Schedule. All capitalized terms not defined in the Company Disclosure Schedule shall have the meanings ascribed to them in this Agreement. The representations, warranties, covenants and agreements of the Company set forth in this Agreement are made and given subject to, and are qualified by, the Company Disclosure Schedule. Any disclosure set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection. The Company Disclosure Schedule includes brief descriptions or summaries of certain agreements and instruments. The descriptions or summaries do not purport to be comprehensive and are qualified in their entirety by reference to the text of the documents described. No disclosure set forth in the Company Disclosure Schedule relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Company Disclosure Schedule shall not be deemed to be an admission or acknowledgment that such information (a) is required by the terms of this Agreement to be disclosed, (b) is material to the Company, its Subsidiaries or any other party, (c) has resulted in or would result in a Company Material Adverse Effect or (d) is outside the ordinary course of business. Matters reflected in the Company Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

Section 9.14 Interpretation.

(a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

(b) The table of contents, headings and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “will” shall be construed to have the same meaning and effect of the word “shall”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” shall be deemed to mean “and/or.”

(d) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(e) The phrase “made available,” when used in reference to anything made available to Parent, Sub or their Representatives shall be deemed to mean uploaded to and made available to Parent, Sub and their Representatives in the on-line data room hosted on behalf of the Company in the on-line workspace captioned “Folder” or otherwise being in the possession of Parent, Sub or their Representatives (and in such case accessible without limitation to Parent and Sub).

(f) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(g) Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(h) Reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CRYSTAL ACQUISITION COMPANY, INC.,
a Delaware corporation

By:	/s/ Glen Miller
Glen Miller
President

CRYSTAL MERGER SUB, INC., a Delaware corporation

By:	/s/ Glen Miller
Glen Miller
President

[Signature Page to Merger Agreement]

TMS INTERNATIONAL CORP.,
a Delaware corporation

By:	/s/ Raymond S. Kalouche
Raymond S. Kalouche
President and Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibits and Schedules

Exhibit 2.05(b)	By-Laws of the Surviving Corporation
Exhibit A	Equity Commitment Letters
Exhibit B	Debt Commitment Letter
Exhibit C	Limited Guaranties
Exhibit D	Form of Stockholder Written Consent

Company Disclosure Schedule

Section 1.01(z)- Knowledge of the Company

Section 1.01(ee)- Material Subsidiaries

Section 1.01(jj)- Permitted Liens

Section 4.02- Capital Structure

Section 4.03- Subsidiaries

Section 4.05- Governmental Approvals; Non-Contravention

Section 4.06(b)- SEC Documents and Financial Statements; Internal Controls and Disclosure Controls

Section 4.07- No Undisclosed Liabilities

Section 4.08- Absence of Certain Changes or Events

Section 4.09- Litigation

Section 4.10- Governmental Authorizations; Compliance with Law

Section 4.11- Material Contracts

Section 4.12- Employee Benefit Plans

Section 4.13- Labor Matters

Section 4.14- Tax Matters

Section 4.15- Property

Section 4.16(c)- Intellectual Property

Section 4.18- Affiliate Transactions

Section 4.23- Significant Customers

Section 5.09- No Competing Businesses

Section 6.01- Conduct of Business of the Company

Section 6.05(b)- Reasonable Best Efforts; Approvals

Section 6.08- Indemnification and Insurance

Section 8.01(g)- Termination

Parent Disclosure Schedule

Section 5.12- Certain Arrangements